
10011026

[RACE ON]


Brown & Brown
INSURANCE®

2009 ANNUAL REPORT




THE MAASAI WARRIOR HAS LONG BEEN KNOWN AS EXTRAORDINARILY FLEET OF FOOT AND ABLE TO RUN INCREDIBLE DISTANCES WITHOUT TIRING. WE STRONGLY IDENTIFY WITH THIS IMAGE OF A MAASAI TRIBESMAN RUNNING ACROSS THE TERRAIN OF EASTERN KENYA. HE PERSONIFIES OUR DETERMINATION TO MAINTAIN A FAST AND STEADY PACE, EVEN WHEN WE ENCOUNTER CHALLENGING TERRAINS. WE RACE ON.

DEAR SHAREHOLDERS,

2009 WAS A "DOUBLE DIP" FOR BROWN & BROWN. INSURANCE RATES SHRANK 4–9% THROUGHOUT THE YEAR, WHILE AT THE SAME TIME, INSURABLE EXPOSURE UNITS (ITEMS ON WHICH INSURANCE PURCHASES ARE BASED, SUCH AS PAYROLLS, SALES, OR THE NUMBER OF VEHICLES IN OPERATION) DROPPED SUBSTANTIALLY. HOWEVER, EVEN IN THE FACE OF THIS DIFFICULT OPERATING ENVIRONMENT, OUR TEAM MEMBERS PERFORMED IMPRESSIVELY, GENERATING A 34.3% OPERATING MARGIN.



J. POWELL BROWN, CPCU
President and Chief Executive Officer

To a large extent, our business mirrors the broader market economy. We write insurance coverage for middle-market customers across the country, many of whom experienced shrinkage in their businesses in 2009. Insurance premiums are calculated by multiplying rates by the number of insurable exposure units. As the result of the impact of a weakening economy on our customers, premiums went down, which brought our commissions down as well. In the current negative internal growth environment, our margins continue to be under pressure. Shareholders and analysts regularly ask us what affects our business more: declining rates or shrinking exposure units. Even though rates declined 4–9% on average last year, the decrease in exposure units clearly impacted us the most. The silver lining to the current environment is that as the economy strengthens, our margins should show improvement.

We have been and continue to be a company that invests in our business through acquiring other insurance operations. In 2009, we acquired 11 insurance operations, which generated $26.5 million of revenue for us last year. This was the smallest amount of annualized revenue acquired since 2000. Industry-wide, there were 30–40% fewer acquisitions in the insurance agency space last year than the year before. One reason for fewer acquisitions was the gap between what some sellers expected in terms of purchase price and what we (or other buyers for that matter) were willing to pay. Apart from the decrease in the quantity of available acquisitions, however, we are very excited about the quality of the talented new team members that joined us through the acquisition process and through direct hire last year. Moreover, we remain optimistic that a greater number of quality acquisition opportunities will present themselves as the economy improves. Finally, our balance sheet is the strongest it has ever been, which should allow us to continue to invest in operations with the right cultural fit, regardless of the economic conditions.

Thank you to all of our team members for everything you do for the success of our organization.

Regards,



J. Powell Brown, CPCU
President and
Chief Executive Officer

DEAR SHAREHOLDERS,

THROUGHOUT 2009, ADVERSE MACROECONOMIC AND BUSINESS CONDITIONS EXPOSED THE EXCEPTIONAL STRENGTH AND CHARACTER OF OUR TEAM. GIVEN THE WET ROUGH, HIGH WINDS AND FAST GREENS, 2009 MAY HAVE BEEN OUR BEST YEAR IN TERMS OF EXECUTION, EVER.



JIM W. HENDERSON, CPCU
Vice Chairman and Chief Operating Officer

With surgical precision, our leaders removed cost commensurate with reduced revenue and sustained the highest operating profit margins of any publicly-traded insurance intermediary. At the same time we maintained the quality of service expected by our customers. A "customer for life" is a very valuable asset and a goal toward which our employees strive each and every day.

Although there were fewer acquisitions in number, we believe the 2009 class of acquisitions is of the highest quality. We are encouraged by the signs of stability returning to our industry in the area of mergers and acquisitions and anticipate a more active 2010 and beyond.

Perhaps our most notable achievement in 2009 was the increased pace of our recruitment and mentoring of talented future leaders. Even in the face of an earnings challenge, we invested more in new people and training in 2009 than ever before. A tighter job market made available a rich pool of five-star talents. We continue to take advantage of this opportunity to strengthen our bench for the next levels.

This August, I will close my career with Brown & Brown after 25 years. How fortunate I have been to have played a part in this great American success story. I have experienced the joy and fulfillment of working with very special friends. We have worked hard together, played hard together and experienced great success. Together, we have risen further than we would have individually. The journey has been a special pleasure, never a job.

Thank you each and every one.



Jim W. Henderson, CPCU
Vice Chairman
Chief Operating Officer

SHARED CULTURE

The quick and nimble are just naturally attracted to us.

Our Company culture is deeply ingrained. Our team members are bound together by shared goals and our collective commitment to integrity and quality. Yet, it is our decentralized structure and emphasis on individualism that makes Brown & Brown so successful. We thrive as a coalition of high-achieving individuals because we have local profit centers. That means that in each of our markets there is a highly motivated leader with an entrepreneur's world view. They are known outside of the insurance business, too: they are in their community at Scout troop meetings, on PTA committees, economic development committees, religious organizations, etc. Because they are the kinds of people who donate their time and are fully engaged in their communities, their network is very strong.

With profit centers in 37 U.S. states and in London, Brown & Brown's structure is tailored perfectly to develop and grow the entrepreneurs needed to drive the Company into the future. The members of this diverse group of people are free to find the path that works best for them within the framework of their community.

In sum, our culture statement is ingrained in each of us: "Brown & Brown is a lean, decentralized, highly competitive, profit-oriented sales and service organization comprised of people of the highest integrity and quality, bound together by clearly defined goals and prideful relationships."

There is no question that this culture of shared commitment combined with sturdy individualism kept us on pace during recent challenging economic times. Our local leaders were able to adjust to new conditions and achieve new efficiencies in ways a centralized, top-down organization never could. In fact, many of our offices even improved profit margins during a tough 2009.

We are stronger today than we've ever been. We remain strong, still racing inexorably even when the terrain turns more challenging.



Like a cheetah on the hunt, our profit center leaders' ability to thrive is completely dependent on exerting maximum effort and making the best decisions. While our culture is based on shared goals, our team members are free to choose the path best suited to their team's success. That's what makes us more agile than the rest.







FINANCIAL DISCIPLINE

Our strength comes from a disciplined approach and attention to detail.

We like to pose a question to our newer team members. What do you think is most important among these: health, family, security or discipline? The first reaction is often that these things are so fundamental that it is not possible to rank them. But the fact is, discipline is the foundation of success. At Brown & Brown, we start with an uncommon discipline, and we believe that success will follow.

When new team members come to Brown & Brown, they soon learn that they have an opportunity for greater income and personal growth than they ever imagined. To achieve what is possible, they just need to supply the determination and discipline.

It takes discipline to stick to our time-tested strategies for success. And there were rewards for that discipline in 2009. We continued to maintain a strong operating profit margin. We continued to increase our cash reserves, and our debt to EBITDA ratio remains one of the lowest for any company in our industry.

A cheetah without the discipline to begin hunting at sunrise will be a hungry cheetah. At Brown & Brown discipline is ingrained in each of us as the singular personality trait that can take our aspirations and convert them into a tangible reality. It is our daily focus on even the smallest details that keeps us ready for the long race ahead.

CONSISTENT DIVIDEND GROWTH

Brown & Brown, Inc. has increased the annual dividend for sixteen consecutive years. The Company has been recognized as a Mergent's Dividend Achiever since 2003. This distinction is based on a record of ten or more consecutive years of dividend increases, a feat achieved by just 3% of all U.S. publicly listed companies.



$0.0675
$0.08
$0.10
$0.1213
$0.1450
$0.17
$0.21
$0.25
$0.2850
$0.3025
00
01
02
03
04
05
06
07
08
09

As a result, we have the financial strength to take advantage of almost any acquisition opportunity that advances us toward our strategic goals.

Our discipline is maintained by our dedication to interlocking accountability and our systematic way of sharing performance results.

Our internal financial reporting is vigorous and widely distributed. Our profit center leaders are well aware of how their peers from coast to coast are performing. As a result, everyone has the ability to learn from the leaders who are meeting and exceeding their goals, which develops a healthy competition among our team members.

Like a runner who is just off the pace, we push ourselves a little harder to catch up. We race on.



DEVELOPING LEADERS

Our high-quality people are constantly striving to become even better.



Even in challenging times, Brown & Brown is committed to developing our next pool of leaders. We have maintained our commitment to set aside 1% of our total revenues to recruit and hire new people and to cultivate new leaders.

We have to develop our own leaders because of our unique culture and our belief that all team members must embrace our decentralized, profit-oriented and competitive approach. Most of our leaders have been developed through our own system, although many of our leaders come into our organization through an acquisition. That is only possible because we don't make an acquisition unless there is a cultural fit.

One way we develop leaders is through our own Brown & Brown University. In our formalized classes, Brown & Brown veterans take younger team members under their wings. The students work through lessons, including employee benefits and property and casualty programs, led by people who have reached the top of the profession.

We know Brown & Brown University is an effective way to help people succeed. Since it was founded in 2003, the University is responsible for turning out many graduates who are among our top performers. Our producers have a passion for learning. They consistently pursue opportunities for professional development and certification, earning designations as Certified Insurance Counselor (CIC), Associate in Risk Management (ARM) and Chartered Property Casualty Underwriter (CPCU), to name just a few.

This culture of developing our next group of leaders is so important to us that Chairman Hyatt Brown has taken a direct role in meeting monthly with Brown & Brown's new producers in sessions he calls "Lebenplan" – German for "life plan." As you can tell by the name, the mentoring that these future leaders receive involves much more than just learning about how to sell insurance.

We know that in order to continue winning the race we need to train and improve every day. That's how we race on.

The female cheetah spends much of her life on her own, but she instinctively takes time to train her cubs in the art of survival. At Brown & Brown we know that unless we dedicate ourselves to the task of training our next generation of leaders, our culture could be at risk. We are determined to continue cultivating our people.





CUSTOMER FOCUS

Anyone can sell insurance. We aim to be a trusted adviser.

While we value our organizational culture, we never lose sight of our real mission – to provide outstanding service to our clients. We are invested in relationships with our customers for the long haul and that means making certain we listen carefully so we can deliver service that fits each client's specific needs.

Insurance is a complex product most people only purchase annually, so we take extra care to provide information to our clients to help them make an informed decision. Only after hearing someone describe what their goals and concerns are for their operation do we begin to create a cost-effective program that fits their individual tolerance for risk.

When you've got Brown & Brown in your corner, you have a team of professionals ready to help when you need them. We don't just secure insurance coverage for our customers, we help them develop effective safety programs that can reduce claims and lower premiums. We are also an advocate for our client when they experience a loss.

Our clients benefit from the strength of doing business with the nation's sixth-largest insurance broker. Meanwhile, they are working directly with someone who is active in their community. We consider ourselves the nation's best local agent. We know our customer service standards are on the mark because our retention rates are strong, year after year.

There is one compliment we value above all others: When existing clients introduce us to friends or colleagues, they say they can't run their business without our advice. After that introduction, we're off and running again. Because we pounce at the chance to show a new client how quick and nimble we are. That keeps us trying to establish yet another "personal best." And that is why we race on.



QUALITY CUSTOMER SERVICE

Brown & Brown delivers top customer service on the front end by knowing a client's business from top to bottom and tailoring a plan that matches their goals. We are dedicated to building long-term relationships. Our greatest measure of success is when a customer recommends Brown & Brown to a friend.





Total revenues for 2009 were **$583.4 million.**

The Retail Division is the foundation of Brown & Brown, operating through 112 profit centers in 31 states, employing more than 800 licensed insurance agents, and supported by experienced and knowledgeable customer service personnel. This Division offers a broad range of insurance products and services to commercial, public entity, professional, association and individual customers. We are middle-market insurance intermediaries that place, for our clients, insurance coverages with premiums ranging from several thousand dollars to several million dollars. The categories of insurance principally sold by us include property insurance relating to physical damage to property and resultant interruption of business or extra expense caused by fire, windstorm or other perils; casualty insurance relating to legal liabilities, workers' compensation, and commercial and private passenger automobile coverages; and fidelity and surety bonds. We also sell and service group and individual life, accident, disability, health, hospitalization, medical and dental insurance.

2009 posed significant challenges for us and for most retail insurance agencies, in part due to the continuing "soft" insurance pricing market but primarily due to the significant reductions in insurable exposure units such as sales, payrolls, property and inventory values as the consequence of the general weakening of the U.S. middle-market economy. It is during difficult economic periods such as 2009, that our decentralized operating model demonstrates its strength by maintaining superior operating profit margins in the face of significant revenue evaporation.

Each of our decentralized retail offices have up to ten departments, each with their own monthly profit and loss financial statements, in which the department leaders and the office leader take ownership. The bonus compensation of the office leader and the department leaders is based primarily on their operating results, and as such, the operating efficiencies have improved even with the significant evaporation of revenues.

Most independent insurance agency owners run their agencies similar to our decentralized model. This is one of the primary reasons that many of those agency owners are attracted to our culture and our decentralized operating model when choosing to join a larger organization. Agency owners who have joined us benefit from operating under a similar unified culture that also grants them access to all of our other retail operations' financial results and the ability to share operating efficiencies and sales techniques among their fellow office leaders.

RETAIL DIVISION REGIONAL EXECUTIVES:



Kenneth D. Kirk
Regional President

Ken is Regional President responsible for the management and development of a substantial part of Brown & Brown's retail operations west of the Mississippi and the Orlando, Florida retail office.



Thomas E. Riley
CPA, CPCU, CMA, CIC
Regional President

Tom is Regional President responsible for certain Company retail operations in south Florida, New Jersey, New York, Pennsylvania and Virginia.



C. Roy Bridges
CIC
Regional Executive Vice President

Roy is Regional Executive Vice President responsible for several retail operations on the west coast of Florida and in the states of Arkansas, Louisiana, Oklahoma, Tennessee and Texas.

KEY ACQUISITIONS DURING 2009 INCLUDED:

Conner Strong Companies – Small Business Unit
Mt. Laurel, NJ

One Source Insurance, Inc.
Noblesville, IN

Smith Financial Corporation, Inc. – Group Benefit Unit
Kokomo, IN

W. R. Reed & Company, Inc.
Portland, OR

The Feinman Group, LLC – Group Benefit Unit
Conshohocken, PA

Roussel & Associates, LLC
Brentwood, TN

Prime Insurance Group
Lawrenceville, GA

Alamo Insurance Group, Inc.
San Antonio, TX

The Retail Division's 2009 core commissions and fees revenues grew by 0.4%.



Linda S. Downs
CPCU, AIA
Executive Vice President, Leadership Development and Programs

Linda is Executive Vice President responsible for the Company's Leadership Development Department, as well as retail offices in Delaware and South Carolina.



Charles H. Lydecker
CPCU, CIC, AIM
Regional Executive Vice President

Charlie is Regional Executive Vice President responsible for certain retail offices in Florida, Georgia, New York, Texas and Virginia.



J. Scott Penny
CIC
Regional Executive Vice President

Scott is Regional Executive Vice President responsible for retail operations in the upper Midwest and portions of the Northeast and Northwest.

OUR RETAIL DIVISION HAS OFFICES LOCATED THROUGHOUT THE U.S.


WA
OR
CA
NV
AZ
CO
NM
TX
OK
AR
LA
MN
WI
IL
IN
MI
OH
KY
TN
GA
FL
SC
NC
VA
PA
NY
NH
MA
CT
NJ
DE

Arizona	Illinois	New Hampshire	Pennsylvania
Arkansas	Indiana	New Jersey	South Carolina
California	Kentucky	New Mexico	Tennessee
Colorado	Louisiana	New York	Texas
Connecticut	Massachusetts	North Carolina	Virginia
Delaware	Michigan	Ohio	Washington
Florida	Minnesota	Oklahoma	Wisconsin
Georgia	Nevada	Oregon	

CONTRIBUTION TO TOTAL REVENUES
(dollars in millions)



60.3%
$583.4

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
(dollars in millions)



47.8%
$121.8

DIVISION TOTAL REVENUES
(in millions of dollars)


491.2
518.0
562.4
590.2
583.4
05
06
07
08
09

DIVISION INCOME BEFORE INCOME TAXES
(in millions of dollars)


128.9
145.8
159.3
138.6
121.8
05
06
07
08
09

Total revenues for 2009 were **$190.6 million** and grew **6.9%** over 2008.

Our National Programs Division consists of two units: Professional Programs and Special Programs. This Division manages or administers more than 50 different programs that provide a broad spectrum of insurance products and services to our clients. In most cases, the insurance carriers that underwrite the programs have delegated underwriting and, in many instances, claims-handling authority to our programs operations. These programs are generally distributed through nationwide networks of independent agents and offer targeted products and services designed for specific industries, trade groups, professions, public entities and market niches.

Professional Programs provides professional liability and related package insurance products for certain professionals. Professional Programs tailors insurance products to the needs of a particular professional group; negotiates policy forms and coverage with an insurance company; and, in certain cases, secures the formal or informal endorsement of the product by a professional association or sponsoring company.

Professional groups that Professional Programs service include dentists, lawyers, accountants, optometrists, opticians, insurance agents, financial advisors, registered representatives, securities broker-dealers, benefit administrators, real estate brokers, real estate title agents and escrow agents.

Special Programs markets targeted products and services to specific industries, trade groups, public and quasi-public entities and market niches. Most of our special programs are marketed and sold through independent agents, however some are marketed and sold directly to insured customers.

The largest program in the Special Programs Unit is administered by Proctor Financial, Inc. ("PFI"), one of our subsidiaries. This program represented approximately 44% of the total commissions and fees revenues generated by the Special Programs Unit in 2009. PFI pioneered lender-placed hazard insurance in the 1970s, and due to its proficiency in underwriting, today enjoys outstanding access to insurance capacity. PFI partners with more than 1,600 lenders nationwide to protect their mortgage loan portfolios and their real estate owned properties. PFI's lender-placed fire and flood coverage is complemented by insurance administration solutions and advanced technology, all of which are designed to enhance the lenders' relationships with their customers.

NATIONAL PROGRAMS DIVISION REGIONAL EXECUTIVES:



Sam R. Boone, Jr.
Regional Executive Vice President

Sam is Regional Executive Vice President responsible for the Company's Public Entity operations in several states and the Company's Services Division.



Linda S. Downs
CPCU, AIA
Executive Vice President, Leadership Development and Programs

Linda is Executive Vice President responsible for the Company's Leadership Development Department, as well as for the Programs Division operations in Tampa, Florida and St. Louis, Missouri.



Kenneth R. Masters
Regional Executive Vice President

Ken is Regional Executive Vice President responsible for several Programs Division operations, including CalSurance®, TitlePac®, Proctor Financial, Inc. and American Specialty Insurance.

Under agency agreements with the insurance companies that underwrite these programs, we often have authority to bind coverage (subject to established guidelines), to bill and collect premiums and, in some cases, to adjust claims.

Other outstanding programs in the Special programs Unit provide insurance coverages and insurance solutions for: coastal and inland high-value condominiums and apartments; governmental and educational institutions; dry cleaners, linen supply and uniform rental companies; commercial and private shippers for small packages and parcels; and clients in professional sports, motor sports, amateur sports and the entertainment industry.

This Division manages or administers more than 50 different programs.

OUR NATIONAL PROGRAMS DIVISION HAS OFFICES LOCATED THROUGHOUT THE U.S.



WA
CA
KS
MO
OK
TX
IL
IN
MI
NY
PA
NJ
VA
GA
FL

California	New Jersey
Florida	New York
Georgia	Oklahoma
Illinois	Pennsylvania
Indiana	Texas
Kansas	Virginia
Michigan	Washington
Missouri	

DIVISION TOTAL REVENUES
(in millions of dollars)



133.9
157.4
157.5
178.3
190.6
05
06
07
08
09

CONTRIBUTION TO TOTAL REVENUES
(dollars in millions)



19.7%
$190.6

OPERATIONAL BRAND NAMES:

Professional Programs:

CalSurance®
The Professional Protection Plan®
The Lawyer's Protection Plan® (LPP®)
The Optometric Protection Plan® (OPP®)
The Optical Service Protection Plan® (OSPP®)
Wedding Protection Plan®
TitlePac®

Special Programs:

Florida Intracoastal Underwriters, Limited Company (FIU)
Public Risk Underwriters, Inc.
Proctor Financial, Inc.
American Specialty Insurance & Risk Services, Inc.
Fabricare – Irving Weber Associates, Inc.
Parcel Insurance Plan® (PIP®)
AFC Insurance, Inc.
Accumen Re Management Corporation
Railroad Protection Plan®
Environmental Protection Plan®
Towing Operators Protection Plan® (TOPP®)

DIVISION INCOME BEFORE INCOME TAXES
(in millions of dollars)



38.4
48.6
47.1
63.3
70.4
05
06
07
08
09

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
(dollars in millions)



27.6%
$70.4

Total revenues for 2009 were **$158.3 million.**

Our Wholesale Brokerage Division markets excess and surplus commercial and personal insurance products to retail insurance agencies, and reinsurance products and services to insurance companies throughout the United States. Our Wholesale Brokerage Division offices represent various U.S. and U.K. surplus lines insurance companies, and certain of our offices are also Lloyd's of London correspondents. The Wholesale Brokerage Division also represents admitted insurance companies for smaller agencies that do not have access to certain insurance company representation. Excess and surplus lines insurance products include a wide variety of insurance coverages, including personal lines homeowners, jewelry, yachts, commercial property and casualty, commercial automobile, garage, restaurant, builders' risk and inland marine lines. Difficult-to-insure general liability and products liability coverages are a specialty, as is excess workers' compensation coverage. Wholesale brokers solicit business through mailings and through direct contact with retail agency representatives.

Similar to the Retail Division, the slowdown in the middle-market economy during 2009 drastically reduced our clients' exposure units and as a result our Wholesale Brokerage Division's revenues decreased by $12.3 million. However, even with these strong headwinds, our Wholesale Brokerage operations continued to drive more efficient operations and maintained their EBITDA margins in the 28% range.

Brown & Brown University continues to expand for our wholesale brokers by adding a new curriculum for binding authority underwriters. Our binding authority business represents a significant part of the Wholesale Brokerage Division's revenues and consists of programs that we have with the insurance companies that underwrite those programs, but where we have authority to bind coverage, subject to the insurance companies' established guidelines. We are partnering with several of our top excess and surplus lines companies and our proven seasoned wholesale producers to provide courses on the technical, marketing and selling skills necessary to ensure success for our newest sales force recruits.

WHOLESALE BROKERAGE DIVISION REGIONAL EXECUTIVES:



Linda S. Downs
CPCU, AIA

Executive Vice President, Leadership Development and Programs

Linda is Executive Vice President responsible for the Company's Leadership Development Department, as well as for one Wholesale Brokerage operation in Florida.



Michael J. Riordan
Regional Executive Vice President

Mike is Regional Executive Vice President responsible for Hull & Company and several other Brown & Brown wholesale MGA subsidiaries, including Graham Rogers, Big Sky Underwriters, Braishfield Associates and the Combined Group.



Anthony T. Strianese
Regional Executive Vice President

Tony is Regional Executive Vice President responsible for Peachtree Special Risk Brokers and several other Brown & Brown wholesale brokerage operations including ECC Insurance Brokers, MacDuff Underwriters and Decus Insurance Brokers, Ltd., which commenced operations in 2008, in London, England.

Additional specialized wholesale coverages available through this Division include professional and general liability for the healthcare industry; programs for the construction industry, oilfield and marine contractors, and long-haul truckers; restaurant and liquor liability; coverages for the amateur and professional sports industries and the entertainment field in general; directors' and officers' liability for condominium and residential associations and other entities; and employment practice liability products for commercial operations and social services providers.

Our Wholesale Brokerage Division continued to drive more efficient operations and maintained their EBITDA margins in the 28% range.

OUR WHOLESALE BROKERAGE DIVISION HAS OFFICES LOCATED THROUGHOUT THE U.S. AND LONDON, ENGLAND.


WA
MT
MN
OR
NY
NE
MA
CT
NJ
PA
IL
CO
MO
WV
VA
CA
OK
TN
NC
AZ
NM
GA
TX
LA
HI
FL
England

Arizona	New Jersey
California	New Mexico
Colorado	New York
Connecticut	North Carolina
Florida	Oklahoma
Georgia	Oregon
Hawaii	Pennsylvania
Illinois	Tennessee
Louisiana	Texas
Massachusetts	Virginia
Minnesota	Washington
Missouri	West Virginia
Montana	London, England
Nebraska	

OPERATIONAL BRAND NAMES:

Axiom Re, Inc.
Big Sky Underwriters
Braishfield Associates, Inc.
Combined Group Insurance Services, Inc.
Decus Insurance Brokers Limited
Delaware Valley Underwriters (DVUA)
ECC Insurance Brokers, Inc.
Evergreen Re
Graham-Rodgers, Inc.
Halcyon Underwriters, Inc.
Hull & Company, Inc.
MacDuff E&S Insurance Brokers, Inc.
MacDuff Underwriters, Inc.
Sigma Underwriting, Inc.
Peachtree Special Risk Brokers, LLC

DIVISION TOTAL REVENUES
(in millions of dollars)


127.1
163.3
178.9
170.6
158.3
05
06
07
08
09

DIVISION INCOME BEFORE INCOME TAXES
(in millions of dollars)


28.3
26.9
28.0
17.6
17.0
05
06
07
08
09

CONTRIBUTION TO TOTAL REVENUES
(dollars in millions)



16.4%
$158.3

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
(dollars in millions)



6.7%
$17.0

Total revenues were **$32.7 million** in 2009 and grew **1.9%** for the year.

The Services Division is comprised of: USIS, Inc.; Preferred Governmental Claims Solutions, Inc. (PGCS); AmeriSys, a division of USIS, Inc.; and Allocation Services, Inc. doing business as NuQuest/Bridge Pointe and Medical Settlement Protocols. These operations provide clients with third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other three divisions, the Services Division's revenues are primarily derived from fees.

USIS provides comprehensive risk management and third-party administration services for insurance entities and self-funded or fully-insured workers' compensation and liability plans.

NuQuest/Bridge Pointe and Medical Settlement Protocols provide a full suite of Medicare Secondary Payer compliance-related services, including Medicare set-aside services, medical cost projection services, Medicare conditional payment resolution and professional administration of settlement funds, to more than 300 insurance carriers, third-party administrators, self-insured employers and claimants nationwide. These entities assist with enforcement of the Medicare Secondary Payer Statute (MSP), which is intended to ensure that Medicare does not make primary payment to health care providers when another responsible payer exists. Medicare's enforcement rights under the MSP continue to be strengthened, most recently by a new federal law addressing issues of benefit coordination and conditional payment reimbursement. This new law has resulted in increased opportunities with workers' compensation, liability insurance (including self-insurance) and no-fault claims.

AmeriSys provides certified and non-certified medical management and managed care programs for workers' compensation insurance plans. Services include case management; utilization review and management; client access to custom developed medical provider networks (PPOs); and Return-to-Work programs and initiatives. As medical costs consume an ever-larger portion of the workers' compensation claim dollar, AmeriSys provides its customers with the systems and programs necessary to contain those costs, while ensuring continued patient satisfaction and promoting prompt returns to work.

SERVICES DIVISION REGIONAL EXECUTIVE:



Sam R. Boone, Jr.
Regional Executive Vice President

Sam is Regional Executive Vice President responsible for the Company's Public Entity operations in several states and the Company's Services Division.

Total revenues in 2009 increased $0.6 million from 2008, primarily due to net new business growth.

OPERATIONAL BRAND NAMES:

USIS, Inc.

Preferred Governmental Claims Solutions, Inc. (PGCS)

AmeriSys

NuQuest/Bridge Pointe

Medical Settlement Protocols

OUR SERVICES DIVISION HAS OFFICES LOCATED IN FLORIDA, GEORGIA AND COLORADO.


CO
GA
FL

DIVISION TOTAL REVENUES
(in millions of dollars)


27.5
32.6
35.4
32.1
32.7
05
06
07
08
09

DIVISION INCOME BEFORE INCOME TAXES
(in millions of dollars)


7.0
8.0
8.7
7.2
7.0
05
06
07
08
09

CONTRIBUTION TO TOTAL REVENUES
(dollars in millions)



3.4%
$32.7

CONTRIBUTION TO INCOME BEFORE INCOME TAXES
(dollars in millions)



2.7%
$7.0

The Services Division's revenue is primarily generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Every morning in Africa
a Gazelle awakes.
It knows that it must run faster
than the fastest Cheetah
or it will be killed.

Every morning in Africa
a Cheetah awakes.
It knows that it must run faster
than the slowest Gazelle
or it will starve to death.

It doesn't matter whether
you're a Cheetah or a Gazelle:
When the sun comes up,
you had better be running.

DIRECTORS AND EXECUTIVE OFFICERS


A
B
C
D
E
F
G
H
I
J
K

DIRECTORS

A] **SAMUEL P. BELL, III, ESQ.**
Partner in the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Acquisition Committee

B] **THEODORE J. HOEPNER**
Former Vice Chairman, SunTrust Bank Holding Company
Acquisition Committee, Chairman; Compensation Committee

C] **TONI JENNINGS**
Former Lieutenant Governor, State of Florida, Former President, Jack Jennings & Sons
Audit Committee; Compensation Committee

D] **HUGH M. BROWN**
Founder and former President & Chief Executive Officer, BAMSI, Inc.
Audit Committee, Chairman; Nominating/Corporate Governance Committee

E] **J. POWELL BROWN, CPCU**
President & Chief Executive Officer, Brown & Brown, Inc.

F] **J. HYATT BROWN, CPCU, CLU**
Chairman, Brown & Brown, Inc.

G] **JIM W. HENDERSON, CPCU**
Vice Chairman & Chief Operating Officer, Brown & Brown, Inc.

H] **CHILTON D. VARNER**
Partner in the law firm of King & Spalding, LLP
Compensation Committee, Chairman; Nominating/Corporate Governance Committee

I] **BRADLEY CURREY, JR.**
Former Chairman & Chief Executive Officer, Rock-Tenn Company
Nominating/Corporate Governance Committee, Chairman; Audit Committee; Acquisition Committee

J] **JOHN R. RIEDMAN**
Chairman, Riedman Corporation

K] **WENDELL S. REILLY**
Managing Partner, Grapevine Partners, LLC
Audit Committee; Nominating/Corporate Governance Committee

EXECUTIVE OFFICERS

J. POWELL BROWN, CPCU
President & Chief Executive Officer

JIM W. HENDERSON, CPCU
Vice Chairman & Chief Operating Officer

KENNETH D. KIRK
Regional President

THOMAS E. RILEY, CPA, CPCU, CMA, CIC
Regional President

LINDA S. DOWNS, CPCU, AIA
Executive Vice President, Leadership Development and Programs

SAM R. BOONE, JR.
Regional Executive Vice President

C. ROY BRIDGES, CIC
Regional Executive Vice President

CHARLES H. LYDECKER, CPCU, CIC, AIM
Regional Executive Vice President

KENNETH R. MASTERS
Regional Executive Vice President

J. SCOTT PENNY, CIC
Regional Executive Vice President

MICHAEL J. RIORDAN
Regional Executive Vice President

ANTHONY T. STRIANESE
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer & Chief Financial Officer

ROBERT W. LLOYD, ESQ., CIC
Vice President & General Counsel

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary & Chief Corporate Counsel

RICHARD FREEBOURN, SR., CPCU, CIC
Vice President, Internal Operations

THOMAS M. DONEGAN, JR., ESQ., CIC
Vice President, Assistant Secretary & Chief Acquisitions Counsel

ANN VAN DYK CHEETAH CENTRE

The mission of the Ann van Dyk Cheetah Centre is to ensure the long-term survival of predators, specifically the cheetah and wild dog, in their natural environment.



The king cheetah (pictured on the front left) is a rare hybrid – even thought to be magical.

Located in Pretoria, South Africa, the Ann van Dyk Cheetah Centre was established in 1971 with the aim of breeding endangered species. Over the years, over 750 cheetah cubs have been born at the Centre – a dramatic contrast to the days when the entire cheetah population in South Africa was estimated at a mere 700.

While the cheetah project was the base from which the Centre launched its conservation efforts, it soon widened to include other rare and endangered animals such as the wild dog, brown hyena, serval, suni antelope, blue and red duiker, bontebok, riverine rabbit and vultures – including the very rare Egyptian vulture. Many of these have been successfully bred for later reintroduction into the wild, thus helping to repopulate areas where such species have disappeared or are no longer abundant.

To achieve its mission, the Ann van Dyk Cheetah Centre has an extensive community outreach and education program and a strategic breeding plan. The Trust conducts research on wildlife disease and nutrition, and in South Africa, it has implemented a national plan for the conservation of free-roaming cheetah. Brown & Brown is proud to be a benefactor of the Ann van Dyk Cheetah Centre.

To make a donation or learn more, please contact the Ann van Dyk Cheetah Centre at cheetah@dewildt.co.za.

Or mail a tax-deductible donation to the Foundation in the U.S. to:

Carson Springs Wildlife Foundation
8528 East County Road 225
Gainesville, Florida 32609

Index to Financials

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements included elsewhere in this Annual Report.

We are a diversified insurance agency, wholesale brokerage and services organization headquartered in Daytona Beach and Tampa, Florida. As an insurance intermediary, our principal sources of revenue are commissions paid by insurance companies and, to a lesser extent, fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by an insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) to determine what premium to charge the insured. Insurance companies establish these premium rates based upon many factors, including reinsurance rates paid by such insurance companies, none of which we control.

The volume of business from new and existing insured customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions all affect our revenues. For example, level rates of inflation or a continuing general decline in economic activity could limit increases in the values of insurable exposure units. Conversely, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Historically, our revenues have typically grown as a result of an intense focus on net new business growth and acquisitions.

We foster a strong, decentralized sales culture with a goal of consistent, sustained growth over the long term. In 2009, our senior leadership group included 12 executive officers with regional responsibility for oversight of designated operations within the Company. In July 2009, J. Powell Brown, who serves as President of Brown & Brown, Inc., succeeded his father, J. Hyatt Brown, as Chief Executive Officer. Mr. Hyatt Brown continues to serve as Chairman of the Board, and remains actively involved with acquisitions and recruitment. As previously announced, Jim W. Henderson, Vice Chairman and Chief Operating Officer, will retire from the Company in August 2010.

We increased revenues every year from 1993 to 2008. However, in 2009, our revenues declined from the prior year to $967.9 million. Our revenue growth from 1993 to 2009 reflects a compound annual growth rate of 15.6%. In the same period, we increased net income from $8.0 million to $153.3 million in 2009, a compound annual growth rate of 20.3%.

The past three years have posed significant challenges for us and for our industry in the form of a prevailing decline in insurance premium rates, commonly referred to as a "soft market;" increased significant governmental involvement in the Florida insurance marketplace since 2007, resulting in a substantial loss of revenues for us; and, beginning in the second half of 2008 and throughout 2009, increased pressure on the values of insurable exposure units as the consequence of the general weakening of the economy in the United States.

Beginning in the first quarter of 2007 through the fourth quarter of 2009 we experienced negative internal revenue growth each quarter. This was due primarily to the "soft market," and, beginning in the second half of 2008 and throughout 2009, the decline in insurable exposure units, which further reduced our commissions and fees revenues. Part of the decline in 2007 was the result of the increased governmental involvement in the Florida insurance marketplace, as described below in "The Florida Insurance Overview." One industry segment that was hit especially hard during these years was the home-building industry in southern California and, to a lesser extent in Nevada, Arizona and Florida. We have a wholesale brokerage operation that focuses on placing property and casualty insurance products for that homebuilding segment and a program operation that places errors and omissions professional liability coverages for title agents. These operations' revenues were negatively affected by these national economic trends primarily in 2007 and 2008, but continuing into 2009.

While insurance premium rates continued to decline for most lines of coverage during 2009, the rate of decline appears to have been less than in 2008. In 2009, continued declining exposure units had a greater negative impact on our commissions and fees revenues than declining insurance premium rates. Even though we do not anticipate significant additional declines in exposure units or pricing in 2010, we currently do not see any indications of improvement in these areas.

We also earn "profit-sharing contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year, based on the aforementioned considerations for the prior year(s). Over the last three years, profit-sharing contingent commissions have averaged approximately 5.9% of the previous year's total commissions and fees revenue. Profit-sharing contingent commissions are typically included in our total commissions and fees in the Consolidated Statements of Income in the year received. The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. In recent years, five national insurance companies have replaced the loss-ratio based profit-sharing contingent commission calculation with a guaranteed fixed-based methodology, referred to as "Guaranteed Supplemental Commissions" ("GSC"). Since these GSCs are not subject to the uncertainty of loss ratios, they are accrued throughout the year based on actual premiums written. As of December 31, 2009, we earned $15.9 million from GSCs during 2009. Most of this total will not be collected until the first quarter of 2010. For the twelve-month periods ended December 31, 2008 and 2007, we earned $13.4 million and $6.6 million, respectively, from GSCs.

Fee revenues relate to fees negotiated in lieu of commissions, which are recognized as services are rendered. Fee revenues are generated primarily by: (1) our Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services, and (2) our National Programs and Wholesale Brokerage Divisions, which earn fees primarily for the issuance of insurance policies on behalf of insurance companies. These services are provided over a period of time, typically one year. Fee revenues, as a percentage of our total commissions and fees, represented 13.3% in 2009, 13.7% in 2008 and 14.3% in 2007.

Historically, investment income has consisted primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. As a result of the bank liquidity and solvency issues in the United States in the last quarter of 2008, we moved substantial amounts of our cash into non-interest bearing checking accounts so that they would be fully insured by the Federal Depository Insurance Corporation ("FDIC") or into money-market investment funds (a portion of which recently became FDIC insured) of SunTrust and Wells Fargo, two large national banks. Investment income also includes gains and losses realized from the sale of investments. In 2007, we sold our investment in Rock-Tenn Company for a net gain of $18.7 million.

Florida Insurance Overview

Many states have established "Residual Markets," which are governmental or quasi-governmental insurance facilities that provide coverage to individuals and/or businesses that cannot buy insurance in the private marketplace, i.e., "insurers of last resort." These facilities can be designed to cover any type of risk or exposure; however, the exposures most commonly subject to such facilities are automobile or high-risk property exposures. Residual Markets can also be referred to as FAIR Plans, Windstorm Pools, Joint Underwriting Associations, or may even be given names styled after the private sector like "Citizens Property Insurance Corporation" in Florida.

In August 2002, the Florida Legislature created "Citizens Property Insurance Corporation" ("Citizens"), to be the "insurer of last resort" in Florida. Initially, Citizens charged insurance rates that were higher than those generally prevailing in the private insurance marketplace. In each of 2004 and 2005, four major hurricanes made landfall in Florida. As a result of the ensuing significant insurance property losses, Florida property insurance rates increased in 2006. To counter the increased property insurance rates, the State of Florida instructed Citizens to essentially reduce its property insurance rates by half beginning in January 2007. By state law, Citizens guaranteed these rates through January 1, 2010. As a result, Citizens became one of the most, if not the most, competitive risk-bearers for a large percentage of Florida's commercial habitational coastal property exposures, such as condominiums, apartments, and certain assisted living facilities. Additionally, Citizens became the only insurance market for certain homeowner policies throughout Florida. Today, Citizens is one of the largest underwriters of coastal property exposures in Florida. Effective January 1, 2010, Citizens' raised its insurance rates, on average, 10% for properties with values of less than $10 million, and more than 10% for properties with values in excess of $10 million. As a result, the impact of Citizens' should continue to decline in 2010.

In 2007, Citizens became the principal direct competitor of the insurance companies that underwrite the condominium program administered by one of our indirect subsidiaries, Florida Intracoastal Underwriters, Limited Company ("FIU"), and the excess and surplus lines insurers represented by our wholesale brokers such as Hull & Company, Inc., another of our subsidiaries. Consequently, these operations lost significant amounts of revenue to Citizens. During 2008 and 2009, FIU's revenues were relatively flat and therefore, Citizens' impact was not as dramatic as in 2007. Citizens continued to be competitive with the excess and surplus lines insurers, however, and therefore negatively affected the revenues of our Florida-based wholesale brokerage operations, such as Hull & Company, Inc., from 2007 through 2009.

Citizens' impact on our Florida Retail Division was less severe than on our National Program and Wholesale Brokerage

Divisions, because our retail offices have the ability to place business with Citizens, although at slightly lower commission rates and with greater difficulty in placing coverage.

Current Year Company Overview

For the third consecutive year, we recorded negative internal revenue growth of our commissions and fees revenues as a direct result of the general weakness of the economy since the second half of 2008 and the continuing "soft market." Our total commissions and fees revenues excluding the effect of recent acquisitions, profit-sharing contingencies and sales of books of business over the last twelve months, had a negative internal growth rate of (5.1)%.

During 2009, investment income and other income were substantially less than in 2008 and 2007 due principally to the fact that investment yields dropped significantly in each of the last two years and to the fact that we had more infrequent gain transactions in 2008 and 2007.

Acquisitions

Approximately 18,000 independent insurance agencies are estimated to currently be operating in the United States. Part of our continuing business strategy is to attract high-quality insurance agencies to join our operations. From 1993 through 2009, we acquired 334 insurance intermediary operations, including acquired books of business (customer accounts), that had aggregate estimated annual revenues of $889.0 million for the 12 calendar months immediately preceding the dates of acquisition. Acquisition activity slowed in 2009 in part because potential sellers were unhappy with reduced agency valuations that were the consequences of lower revenues and operating profits due to the continuing "soft market" and decreasing exposure units, and therefore opted to defer the sales of their insurance agencies.

A summary of our acquisitions over the last three years is as follows (in millions, except for number of acquisitions):

	Number of Acquisitions		Estimated Annual Revenues	Net Cash Paid	Notes Issued	Liabilities Assumed	Recorded Earn-out Payable	Aggregate Purchase Price
	Asset	Stock						
2009	**11**	**—**	**$ 26.5**	**$ 40.4**	**$ 6.9**	**$ 1.8**	**$ 7.2**	**$ 56.3**
2008	43	2	$ 120.2	$ 255.8	$ 8.3	$ 14.6	$ —	$ 278.7
2007	38	3	$ 108.3	$ 207.9	$ 13.0	$ 20.5	$ —	$ 241.4

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Financial information relating to our Consolidated Financial Results is as follows (in thousands, except percentages):

	2009	Percent Change	2008	Percent Change	2007
REVENUES					
Core commissions and fees	**$ 917,226**	**0.8%**	$ 909,564	6.1%	$ 857,027
Profit-sharing contingent commissions	**47,637**	**(15.6)%**	56,419	(2.1)%	57,623
Investment income	**1,161**	**(80.9)%**	6,079	(80.1)%	30,494
Other income, net	**1,853**	**(66.3)%**	5,492	(62.2)%	14,523
Total revenues	**967,877**	**(1.0)%**	977,554	1.9%	959,667
EXPENSES					
Employee compensation and benefits	**484,680**	**(0.2)%**	485,783	9.4%	444,101
Non-cash stock-based compensation	**7,358**	**0.6%**	7,314	29.1%	5,667
Other operating expenses	**143,389**	**4.4%**	137,352	4.6%	131,371
Amortization	**49,857**	**6.9%**	46,631	15.3%	40,436
Depreciation	**13,240**	**(0.3)%**	13,286	4.1%	12,763
Interest	**14,599**	**(0.6)%**	14,690	6.4%	13,802
Total expenses	**713,123**	**1.1%**	705,056	8.8%	648,140
Income before income taxes	**$ 254,754**	**(6.5)%**	$ 272,498	(12.5)%	$ 311,527
Net internal growth rate — core commissions and fees	**(5.1)%**		(5.5)%		(3.4)%
Employee compensation and benefits ratio	**50.1%**		49.7%		46.3%
Other operating expenses ratio	**14.8%**		14.1%		13.7%
Capital expenditures	**$ 11,310**		$ 14,115		$ 30,643
Total assets at December 31	**$ 2,224,226**		$ 2,119,580		$ 1,960,659

COMMISSIONS AND FEES

Commissions and fees revenue, including profit-sharing contingent commissions, decreased 0.1% in 2009, but increased 5.6% in 2008 and 5.8% in 2007. Profit-sharing contingent commissions decreased $8.8 million to $47.6 million in 2009, and $1.2 million to $56.4 million in 2008 primarily due to higher loss ratios, and therefore, lower profitability for insurance carriers. Core commissions and fees revenue decreased 5.1% in 2009, 5.5% in 2008 and 3.4% in 2007, when excluding commissions and fees revenue generated from acquired and divested operations. The 2009 decrease of 5.1% represents $46.5 million of net lost core commissions and fees revenue, of which $22.4 million is related to our retail, wholesale and services operations based in Florida. The decrease in our non-Florida retail and wholesale brokerage operations in 2009 was $35.1 million, but that was substantially offset by another year of strong revenue growth of $13.4 million in Proctor Financial, Inc., a subsidiary that provides lender-placed insurance coverage. The 2008 decrease of 5.5% represents $46.7 million of net lost core commissions and fees revenue, of which $31.0 million was related to our retail, wholesale and services operations based in Florida. The decrease in our non-Florida retail and wholesale brokerage operations in 2008 was $32.3 million, which was substantially offset by strong revenue growth of $14.8 million in Proctor Financial.

INVESTMENT INCOME

Investment income decreased to $1.2 million in 2009, compared with $6.1 million in 2008 and $30.5 million in 2007. The $4.9 million decrease in 2009 from 2008 was primarily due to substantially lower investment yields in 2009, even though the average daily invested balance was higher in 2009 than in 2008. The $24.4 million decrease in 2008 from 2007 was primarily due to the sale of our investment in Rock-Tenn Company in 2007 for a net gain of $18.7 million. The remaining $5.7 million decrease in investment income in 2008 was primarily due to lower investment yields.

OTHER INCOME, NET

Other income consists primarily of gains and losses from the sale and disposition of assets. In 2009, gains of $0.2 million were recognized from sales of books of business (customer accounts) as compared with $1.0 million and $13.7 million in 2008 and 2007, respectively. Although we are not in the business of selling books of business, we periodically will sell an office or a book of business that does not produce reasonable margins or demonstrate a potential for growth.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits decreased, on a net basis, approximately 0.2% or $1.1 million in 2009. However, within that net decrease was $17.3 million of new compensation costs related to new acquisitions that were stand-alone offices, and therefore, employee compensation and benefits from those offices that existed in same time periods of 2009 and 2008, (including the new acquisitions that folded into those offices) decreased by $18.4 million. The employee compensation and benefit reductions from these offices were primarily related to producer commissions, staff salaries and bonuses of $15.9 million, off-set by an increase in compensation of new salaried producers of $1.1 million. Employee compensation and benefits increased approximately 9.4% or $41.7 million in 2008, of which an increase of $46.8 million was related to acquisitions that were stand-alone offices. Of the remaining net $5.1 million decrease from the offices in existence in both 2008 and 2007 (including the new acquisitions that folded into those offices) the major decreases were primarily related to producer commissions and bonuses of $10.7 million, off-set by an increase in compensation of new salaried producers of $4.9 million.

Employee compensation and benefits as a percentage of total revenues increased in each of the last two years, representing 50.1% in 2009, 49.7% in 2008 and 46.3% in 2007, and is the result of the significant loss of revenues, although minimized by the continued reduction of compensation expense by headcount reductions. We had 5,206 full-time equivalent employees at December 31, 2009, compared with 5,398 at December 31, 2008 and 5,047 at December 31, 2007. Of the 192 net decrease in full-time equivalent employees at December 31, 2009 over the prior year-end, an increase of 86 was from the acquisitions that continued as stand-alone offices, thus reflecting a net reduction of 278 employees in the offices existing at both year-ends.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees. Compensation expense for all share-based awards is recognized in the financial statements based upon the grant-date fair value of those awards.

For 2009, 2008 and 2007, the non-cash stock-based compensation expense incorporates the costs related to each of our three stock-based plans as explained in Note 11 of the Notes to the Consolidated Financial Statements.

Non-cash stock-based compensation increased 0.6% or less than $0.1 million in 2009 as a result of a full year of expense from the Performance Stock Plan ("PSP") shares and incentive stock options ("ISO") granted primarily in February 2008. Prior to the February 2008 grants, the last major grant of PSP and ISO shares occurred in January 2003.

OTHER OPERATING EXPENSES

As a percentage of total revenues, other operating expenses represented 14.8% in 2009, 14.1% in 2008 and 13.7% in 2007. Other operating expenses in 2009 increased $6.0 million over 2008, of which $4.6 million was related to acquisitions that joined as stand-alone offices. The remaining net $1.4 million increase from the offices in existence in both 2009 and 2008, including the new acquisitions that "folded into" those existing offices, were broad-based reductions relating to travel and entertainment expenses, supplies, and postage and delivery expenses, however, such cost savings were offset by $3.0 million of additional legal fees. Other operating expenses in 2008 increased $6.0 million over 2007, of which $12.2 million was related to acquisitions that joined as stand-alone offices. The remaining net $6.2 million decrease from the offices in existence in both 2008 and 2007, including the new acquisitions that "folded into" those offices, were broad-based reductions relating to supplies, telephone, insurance, legal, and claims expenses.

AMORTIZATION

Amortization expense increased $3.2 million, or 6.9% in 2009, $6.2 million, or 15.3% in 2008, and $3.9 million, or 10.8% in 2007. The increases in 2009 and 2008 were due to the amortization of additional intangible assets as a result of acquisitions completed in those years.

DEPRECIATION

Depreciation decreased 0.3% in 2009, but increased 4.1% in 2008 and 12.9% in 2007. The slight decrease in 2009 was primarily due to lower acquisition activity. The increases in 2008 and 2007 were primarily due to the purchase of new computers, related equipment and software, corporate aircraft and the depreciation of fixed assets associated with acquisitions completed in those years.

INTEREST EXPENSE

Interest expense decreased $0.1 million, or 0.6%, in 2009 over 2008 primarily as a result of principal payments during 2009. Interest expense increased $0.9 million, or 6.4%, in 2008 over 2007 primarily as a result of the additional $25.0 million that was borrowed in February 2008.

INCOME TAXES

The effective tax rate on income from operations was 39.8% in 2009, 39.0% in 2008 and 38.7% in 2007. The successive higher effective annual tax rate from 2007 to 2009 was primarily the result of continued reduced benefits from tax-exempt interest income, and increased amounts of business conducted in states having higher state tax rates. During 2007, the IRS concluded its audit of our 2004-2006 tax years in which it disputed our method of recognizing profit-sharing contingent commissions for tax purposes. We recognize profit-sharing contingent commissions when determinable, which is when such commissions are received. However, the IRS believes that we should estimate those amounts as of each December 31. We agreed to resolve this dispute for a $1.1 million payment of interest and our agreement to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the following March 31. Because this method, now required for tax purposes, differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year, which will be reversed by the following March 31, when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

Results of Operations — Segment Information

As discussed in Note 16 of the Notes to Consolidated Financial Statements, we operate four reportable segments or divisions: the Retail, National Programs, Wholesale Brokerage and Services Divisions. On a divisional basis, increases in amortization, depreciation and interest expenses result from completed acquisitions within a given division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. As such, in evaluating the operational efficiency of a division, management places emphasis on the net internal growth rate of core commissions and fees revenue, the gradual improvement of the ratio of total employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

The internal growth rates for our core commissions and fees for the three years ended December 31, 2009, 2008 and 2007, by divisional units are as follows (in thousands, except percentages):

	For the years ended December 31,						
2009	**2009**	2008	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	**$ 155,817**	$ 167,508	$ (11,691)	(7.0)%	$ 6,203	$ (17,894)	(10.7)%
National Retail	**309,386**	293,748	15,638	5.3%	32,713	(17,075)	(5.8)%
Western Retail	**98,888**	96,155	2,733	2.8%	16,302	(13,569)	(14.1)%
Total Retail[1]	**564,091**	557,411	6,680	1.2%	55,218	(48,538)	(8.7)%
Professional Programs	**44,588**	43,881	707	1.6%	—	707	1.6%
Special Programs	**133,768**	121,833	11,935	9.8%	1,719	10,216	8.4%
Total National Programs	**178,356**	165,714	12,642	7.6%	1,719	10,923	6.6%
Wholesale Brokerage	**142,090**	149,895	(7,805)	(5.2)%	1,602	(9,407)	(6.3)%
Services	**32,689**	32,137	552	1.7%	—	552	1.7%
Total Core Commissions and Fees	**$ 917,226**	$ 905,157	$ 12,069	1.3%	$ 58,539	$ (46,470)	(5.1)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2009 and 2008 is as follows (in thousands, except percentages):

	For the years ended December 31,	
	2009	2008
Total core commissions and fees	**$ 917,226**	$ 905,157
Profit-sharing contingent commissions	**47,637**	56,419
Divested business	**—**	4,407
Total commissions and fees	**$ 964,863**	$ 965,983

2008	For the years ended December 31, 2008	2007	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 168,576	$ 174,744	$ (6,168)	(3.5)%	$ 12,490	$ (18,658)	(10.7)%
National Retail	294,563	238,017	56,546	23.8%	64,337	(7,791)	(3.3)%
Western Retail	98,307	91,234	7,073	7.8%	15,321	(8,248)	(9.0)%
Total Retail[1]	561,446	503,995	57,451	11.4%	92,148	(34,697)	(6.9)%
Professional Programs	43,401	42,185	1,216	2.9%	—	1,216	2.9%
Special Programs	122,532	108,747	13,785	12.7%	674	13,111	12.1%
Total National Programs	165,933	150,932	15,001	9.9%	674	14,327	9.5%
Wholesale Brokerage	150,048	156,790	(6,742)	(4.3)%	16,192	(22,934)	(14.6)%
Services	32,137	35,505	(3,368)	(9.5)%	—	(3,368)	(9.5)%
Total Core Commissions and Fees	$ 909,564	$ 847,222	$ 62,342	7.4%	$ 109,014	$ (46,672)	(5.5)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2008 and 2007 is as follows (in thousands, except percentages):

	For the years ended December 31, 2008	2007
Total core commissions and fees	$ 909,564	$ 847,222
Profit-sharing contingent commissions	56,419	57,623
Divested business	—	9,805
Total commissions and fees	$ 965,983	$ 914,650

2007	For the years ended December 31, 2007	2006	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 175,330	$ 175,205	$ 125	0.1%	$ 3,108	$ (2,983)	(1.7)%
National Retail	242,762	202,763	39,999	19.7%	40,808	(809)	(0.4)%
Western Retail	95,357	101,386	(6,029)	(5.9)%	436	(6,465)	(6.4)%
Total Retail[1]	513,449	479,354	34,095	7.1%	44,352	(10,257)	(2.1)%
Professional Programs	42,348	40,867	1,481	3.6%	423	1,058	2.6%
Special Programs	108,747	113,141	(4,394)	(3.9)%	5,357	(9,751)	(8.6)%
Total National Programs	151,095	154,008	(2,913)	(1.9)%	5,780	(8,693)	(5.6)%
Wholesale Brokerage	156,978	151,278	5,700	3.8%	15,221	(9,521)	(6.3)%
Services	35,505	32,561	2,944	9.0%	2,328	616	1.9%
Total Core Commissions and Fees	$ 857,027	$ 817,201	$ 39,826	4.9%	$ 67,681	$ (27,855)	(3.4)%

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December 31, 2007 and 2006 is as follows (in thousands, except percentages):

	For the years ended December 31, 2007	2006
Total core commissions and fees	$ 857,027	$ 817,201
Profit-sharing contingent commissions	57,623	41,048
Divested business	—	6,414
Total commissions and fees	$ 914,650	$ 864,663

(1) The Retail Division includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 of the Notes to the Consolidated Financial Statements, which includes corporate and consolidation items.

RETAIL DIVISION

The Retail Division provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers. Approximately 96.2% of the Retail Division's commissions and fees revenue is commission-based. Because most of our other operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions, net of related compensation, that we receive will be reflected in our pre-tax income.

Financial information relating to Brown & Brown's Retail Division is as follows (in thousands, except percentages):

	2009	Percent Change	2008	Percent Change	2007
REVENUES					
Core commissions and fees	**$ 562,619**	**0.4%**	$ 560,311	8.9%	$ 514,639
Profit-sharing contingent commissions	**19,853**	**(23.3)%**	25,884	(22.5)%	33,399
Investment income	**282**	**(71.8)%**	999	284.2%	260
Other income, net	**620**	**(79.6)%**	3,044	(78.5)%	14,140
Total revenues	**583,374**	**(1.2)%**	590,238	4.9%	562,438
EXPENSES					
Employee compensation and benefits	**291,675**	**0.1%**	291,486	10.8%	263,056
Non-cash stock-based compensation	**4,692**	**30.0%**	3,610	11.3%	3,243
Other operating expenses	**97,639**	**4.6%**	93,372	5.7%	88,359
Amortization	**29,943**	**11.6%**	26,827	23.9%	21,659
Depreciation	**6,060**	**—**	6,061	5.9%	5,723
Interest	**31,596**	**4.3%**	30,287	43.6%	21,094
Total expenses	**461,605**	**2.2%**	451,643	12.0%	403,134
Income before income taxes	**$ 121,769**	**(12.1)%**	$ 138,595	(13.0)%	$ 159,304
Net internal growth rate — core commissions and fees	**(8.7)%**		(6.9)%		(2.1)%
Employee compensation and benefits ratio	**50.0%**		49.4%		46.8%
Other operating expenses ratio	**16.7%**		15.8%		15.7%
Capital expenditures	**$ 3,459**		$ 4,152		$ 5,816
Total assets at December 31	**$ 1,764,249**		$ 1,687,137		$ 1,356,772

The Retail Division's total revenues in 2009 decreased $6.9 million to $583.4 million, a 1.2% decrease from 2008. Profit-sharing contingent commissions in 2009 decreased $6.0 million from 2008, primarily due to increased loss ratios resulting in lower profitability for insurance companies in 2008. Approximately $2.3 million of the change in the Retail Division's total revenues was due to net growth in core commissions and fees; however, $55.2 million was from acquisitions for which there were no comparable revenues in 2008. Therefore, excluding revenues from acquisitions, $48.5 million was lost on a "same-store sales" basis, resulting in a negative internal growth rate of 8.7%. Most of the negative internal growth resulted from continued reductions in insurable exposure units caused by the significant slow down in the middle-market economy during 2009. Additionally, insurance pricing continues to be competitive, primarily in Florida and in the western United States.

Income before income taxes in 2009 decreased $16.8 million from 2008, of which $6.0 million was due to reduced profit sharing contingent commissions and $3.1 million was due to reduced investment and other income. The remaining decrease of $7.7 million was due to reduced earnings from core commissions and fees, offset by earnings from acquisitions.

The Retail Division's total revenues in 2008 increased $27.8 million to $590.2 million, a 4.9% increase over 2007. Profit- sharing contingent commissions in 2008 decreased $7.5 million from 2007, primarily due to increased loss ratios resulting in lower profitability for insurance carriers in 2007. Approximately $45.7 million of the change in the Retail Division's total revenues was due to net growth in core commissions and fees; however, $92.1 million was from acquisitions for which there were no comparable revenues in 2007. Therefore, after removing the revenue from acquisitions from the calculation, $34.7 million was lost on a "same-store sales" basis, resulting in a negative internal growth rate of 6.9%. Most of the negative internal growth resulted from continued competitive insurance pricing, primarily in Florida. Additionally, even though there are signs that declines in insurance rates are slowing, the second half of 2008 was marked by indications of additional slowing of the economy, which resulted in a reduction in insurable exposure units. For 2009, the slowing economy will most likely have a greater impact on the premium volume of our customers than will the insurance premium rates.

Income before income taxes in 2008 decreased $20.7 million from 2007, of which $11.1 million was primarily attributable to a historically high amount of gains from the sales of books of business (customer accounts) in 2007. The remaining decrease of $9.6 million was due to reduced profit-sharing contingent commissions and to reduced earnings from core commissions and fees, offset by earnings from acquisitions.

NATIONAL PROGRAMS DIVISION

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities and market niches. Like the Retail Division and the Wholesale Brokerage Division, the National Programs Division's revenues are primarily commission-based.

Financial information relating to our National Programs Division is as follows (in thousands, except percentages):

	2009	Percent Change	2008	Percent Change	2007
REVENUES					
Core commissions and fees	**$ 178,356**	**7.5%**	$ 165,933	9.8%	$ 151,095
Profit-sharing contingent commissions	**12,216**	**1.8%**	11,997	102.9%	5,913
Investment income	**3**	**(99.1)%**	327	(36.3)%	513
Other income, net	**18**	**(37.9)%**	29	7.4%	27
Total revenues	**190,593**	**6.9%**	178,286	13.2%	157,548
EXPENSES					
Employee compensation and benefits	**73,142**	**7.4%**	68,116	8.5%	62,755
Non-cash stock-based compensation	**1,029**	**28.6%**	800	(0.1)%	801
Other operating expenses	**28,721**	**7.3%**	26,761	6.7%	25,084
Amortization	**9,175**	**0.8%**	9,098	0.7%	9,039
Depreciation	**2,725**	**1.2%**	2,693	(2.3)%	2,757
Interest	**5,365**	**(28.8)%**	7,531	(24.5)%	9,977
Total expenses	**120,157**	**4.5%**	114,999	4.2%	110,413
Income before income taxes	**$ 70,436**	**11.3%**	$ 63,287	34.3%	$ 47,135
Net internal growth rate — core commissions and fees	**6.6%**		9.5%		(5.6)%
Employee compensation and benefits ratio	**38.4%**		38.2%		39.8%
Other operating expenses ratio	**15.1%**		15.0%		15.9%
Capital expenditures	**$ 4,318**		$ 2,867		$ 1,831
Total assets at December 31	**$ 627,392**		$ 607,599		$ 570,295

The National Programs Division's total revenues in 2009 increased $12.3 million to $190.6 million, a 6.9% increase over 2008. Profit-sharing contingent commissions in 2009 increased $0.2 million from 2008, primarily due to the improved profitability of the insurance carriers during calendar year 2008. Of the $12.4 million increase in core commissions and fees revenues, only approximately $1.7 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2008. The National Programs Division's net internal growth rate for core commissions and fees revenue was 6.6%, excluding core commissions and fees revenues recognized in 2009 from new acquisitions. The majority of the internally generated growth in core commissions and fees revenues was primarily related to $13.4 million of net new business written in our Proctor Financial, Inc., our subsidiary which provides lender-placed insurance ("Proctor"). Additionally, our professional liability programs generated net new business of approximately $0.9 million, our condominium program at Florida Intracoastal Underwriters, Limited Company ("FIU") was down slightly by $0.3 million, and our public entity business lost approximately $0.9 million of core commissions and fees revenues, mainly due to premium rate reductions.

Income before income taxes in 2009 increased $7.1 million to $70.4 million, an 11.3% increase over 2008. Most of this increase resulted from net new business generated by Proctor.

The National Programs Division's total revenues in 2008 increased $20.7 million to $178.3 million, a 13.2% increase over 2007. Profit-sharing contingent commissions in 2008 increased $6.1 million from 2007, primarily due to the improved profitability of the insurance companies during calendar year 2007. Of the $14.8 million increase in core commissions and fees revenues, only approximately $0.7 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2007. The National Programs

Division's net internal growth rate for core commissions and fees revenue was 9.5%, excluding core commissions and fees revenues recognized in 2008 from new acquisitions. The majority of the internally generated growth in core commissions and fees revenues was primarily related to $14.8 million of net new business written by Proctor. Additionally, our professional liability programs generated net new business of approximately $1.6 million, our condominium program at FIU was flat and our public entity business lost approximately $1.6 million of core commissions and fees revenues, mainly due to premium rate reductions.

Income before income taxes in 2008 increased $16.2 million to $63.3 million, a 34.3% increase over 2007. Most of this increase is attributable to increased profit-sharing contingent commissions and the net new business generated by Proctor.

WHOLESALE BROKERAGE DIVISION

The Wholesale Brokerage Division markets and sells excess and surplus commercial and personal lines insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, the Wholesale Brokerage Division's revenues are primarily commission-based.

Financial information relating to our Wholesale Brokerage Division is as follows (in thousands, except percentages):

	2009	Percent Change	2008	Percent Change	2007
REVENUES					
Core commissions and fees	**$ 142,090**	**(5.3)%**	$ 150,048	(4.4)%	$ 156,978
Profit-sharing contingent commissions	**15,568**	**(16.0)%**	18,538	1.2%	18,311
Investment income	**62**	**(95.6)%**	1,414	(51.7)%	2,927
Other income, net	**621**	**(3.7)%**	645	(11.2)%	726
Total revenues	**158,341**	**(7.2)%**	170,645	(4.6)%	178,942
EXPENSES					
Employee compensation and benefits	**80,561**	**(7.7)%**	87,297	(0.2)%	87,500
Non-cash stock-based compensation	**985**	**21.6%**	810	2.4%	791
Other operating expenses	**32,343**	**(4.4)%**	33,815	7.3%	31,522
Amortization	**10,239**	**0.3%**	10,205	10.5%	9,237
Depreciation	**2,894**	**0.1%**	2,892	6.5%	2,715
Interest	**14,289**	**(20.8)%**	18,033	(6.0)%	19,188
Total expenses	**141,311**	**(7.7)%**	153,052	1.4%	150,953
Income before income taxes	**$ 17,030**	**(3.2)%**	$ 17,593	(37.1)%	$ 27,989
Net internal growth rate — core commissions and fees	**(6.3)%**		(14.6)%		(6.3)%
Employee compensation and benefits ratio	**50.9%**		51.2%		48.9%
Other operating expenses ratio	**20.4%**		19.8%		17.6%
Capital expenditures	**$ 3,201**		$ 4,794		$ 2,835
Total assets at December 31	**$ 618,704**		$ 618,662		$ 640,931

The Wholesale Brokerage Division's total revenues in 2009 decreased $12.3 million from 2008, of which $8.0 million was attributable to the reduction in core commissions and fees revenues, $3.0 million was the result of lower profit-sharing contingent commissions, and $1.4 million was due to a reduction in investment income. Of the $8.0 million net decrease in core commissions and fees, only $1.6 million related to core commissions and fees revenues from acquisitions for which there were no comparable revenues in 2008. The net internal growth rate for core commissions and fees revenues in 2009 was (6.3)%, or $9.4 million less in revenues than in 2008, excluding core commissions and fees revenue recognized in 2009 from new acquisitions. The 2009 internal growth rate of (6.3)% is an improvement over the 2008 internal growth rate of (14.6)% and represents $13.5 million of less revenues lost. This improvement is reflective of stabilizing coastal property insurance rates and the fact that excess and surplus lines carriers products have become more competitive against the standard lines carriers, especially as it relates to Citizens Property Insurance Corporation in Florida.

Income before income taxes in 2009 decreased by only $0.6 million to $17.0 million, a 3.2% decrease from 2008, even though total revenues decreased $12.3 million from 2008. This improvement in pre-tax margin was primarily the result of specific headcount reductions at several of our wholesale operations, which was also the main reason for a $6.7 million reduction in employee compensation and benefits. Additionally we reduced other operating expenses by $1.5 million, primarily in the areas of travel and entertainment expenses, bad debt expense and occupancy costs. Interest expenses to this Division for prior acquisitions decreased by $3.7 million, primarily due to the 1.0% annual reduction in the cost of capital interest rate charged against the total purchase price of the Division's prior acquisitions.

The Wholesale Brokerage Division's total revenues in 2008 decreased $8.3 million from 2007, of which $6.9 million was attributable to the reduction in core commissions and fees revenues and $1.5 million was attributable to the reduction in investment income. Of the net decrease in core commissions and fees of $6.9 million, approximately $16.2 million related to core commissions and fees revenues from acquisitions for which there were no comparable revenues in 2007. The net internal growth rate for core commissions and fees revenues in 2008 was (14.6)%, or $22.9 million less in revenues than in 2007, excluding core commissions and fees revenue recognized in 2008 from new acquisitions. The negative internal growth rate for the Division was the result of lost revenues from nearly every one of our Wholesale Brokerage operations, including our reinsurance intermediary, Axiom Re. In the competitive soft market of 2008, not only did insurance premium rates continue to drop, but standard admitted insurance companies continued to pursue accounts in classes of business that otherwise would have gone to the excess and surplus lines market via wholesale brokers for coverage. Additionally, our Florida-based wholesale brokerage operations lost $3.3 million of revenue in 2008 as a result of the continued competitive rate environment created primarily by Citizens.

Income before income taxes in 2008 decreased $10.4 million to $17.6 million, a 37.1% decrease from 2007. This decrease is due primarily to net lost business, lower investment income and an increase in other operating expenses, primarily from data processing, bad debts, rent and telephone expenses.

SERVICES DIVISION

The Services Division provides insurance-related services, including third-party claims administration ("TPA") and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other segments, approximately 99.5% of the Services Division's 2009 commissions and fees revenue is generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services Division is as follows (in thousands, except percentages):

	2009	Percent Change	2008	Percent Change	2007
REVENUES					
Core commissions and fees	**$ 32,689**	**1.7%**	$ 32,137	(9.5)%	$ 35,505
Profit-sharing contingent commissions	—	—	—	—	—
Investment income	**23**	**76.9%**	13	(58.1)%	31
Other (loss) income net	**31**	**NMF%**	(6)	(95.8)%	(144)
Total revenues	**32,743**	**1.9%**	32,144	(9.2)%	35,392
EXPENSES					
Employee compensation and benefits	**19,106**	**4.4%**	18,293	(5.8)%	19,416
Non-cash stock-based compensation	**163**	**16.4%**	140	0.7%	139
Other operating expenses	**5,015**	**1.8%**	4,924	(9.9)%	5,467
Amortization	**462**	**—**	462	—	462
Depreciation	**333**	**(20.9)%**	421	(21.2)%	534
Interest	**668**	**(11.1)%**	751	4.5%	719
Total expenses	**25,747**	**3.0%**	24,991	(6.5)%	26,737
Income before income taxes	**$ 6,996**	**(2.2)%**	$ 7,153	(17.4)%	$ 8,655
Net internal growth rate — core commissions and fees	**1.7%**		(9.5)%		1.9%
Employee compensation and benefits ratio	**58.4%**		56.9%		54.9%
Other operating expenses ratio	**15.3%**		15.3%		15.4%
Capital expenditures	**$ 160**		$ 301		$ 318
Total assets at December 31	**$ 47,829**		$ 45,360		$ 41,233

The Services Division's total revenues in 2009 increased $0.6 million from 2008, primarily due to net new business growth generated by our Medicare Secondary Payer statute compliance-related services and our workers' compensation claims business. This net new business growth was offset by a $0.9 million reduction in commissions and fees at our public entity claims services, due to the continued drop in the Florida workers' compensation rates.

Income before income taxes in 2009 decreased $0.2 million from 2008. Even though total revenues increased slightly in 2009, employee compensation and benefits increased $0.8 million, due to increased staffing at our Medicare Secondary Payer statute compliance-related services and our workers' compensation claims business.

The Services Division's total revenues in 2008 decreased $3.2 million from 2007. Of this decrease, $4.2 million related to one of our largest clients transferring the bulk of its claims-paying services in-house in September 2007 which resulted in a revenue reduction of approximately $400,000 per month through August 2008. This decrease was partially offset by $1.0 million of net new business growth generated by our Medicare Secondary Payer statute compliance-related services.

Income before income taxes in 2008 decreased $1.5 million from 2007, primarily due to the loss of $4.2 million of workers' compensation claims business, which was partially offset by the transfer of approximately $2.3 million of the related ongoing annual claims-paying costs.

OTHER

As discussed in Note 16 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the inter-company interest expense charges to reporting segments.

Liquidity and Capital Resources

Our cash and cash equivalents of $197.1 million at December 31, 2009 reflected an increase of $118.6 million from the $78.6 million balance at December 31, 2008. During 2009, $221.6 million of cash was provided from operating activities. Also during this period, $44.7 million of cash was used for acquisitions, $11.3 million was used for additions to fixed assets, $15.1 million was used for payments on long-term debt and $42.9 million was used for payment of dividends.

Our cash and cash equivalents of $78.6 million at December 31, 2008 reflected an increase of $40.3 million from the $38.2 million balance at December 31, 2007. During 2008, $341.8 million of cash was provided from operating activities. Also during this period, $263.4 million of cash was used for acquisitions, $14.1 million was used for additions to fixed assets, $20.3 million was used for payments on long-term debt and $40.2 million was used for payment of dividends.

Our cash and cash equivalents of $38.2 million at December 31, 2007 reflected a decrease of $50.2 million from the $88.5 million balance at December 31, 2006. During 2007, $215.3 million of cash was provided from operating activities. Also during this period, $212.3 million of cash was used for acquisitions, $30.6 million was used for additions to fixed assets, $29.1 million was used for payments on long-term debt and $35.1 million was used for payment of dividends.

Our ratio of current assets to current liabilities (the "current ratio") was 1.28 and 1.00 at December 31, 2009 and 2008, respectively.

CONTRACTUAL CASH OBLIGATIONS

As of December 31, 2009, our contractual cash obligations were as follows:

(in thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 267,333	$ 17,124	$ 100,209	$ 100,000	$ 50,000
Other liabilities	9,802	1,640	6,220	770	1,172
Operating leases	101,248	24,987	37,927	21,060	17,274
Interest obligations	53,797	14,436	21,621	14,888	2,852
Unrecognized tax benefits	635	—	635	—	—
Maximum future acquisition contingency payments	149,032	39,980	108,707	345	—
Total contractual cash obligations	$ 581,847	$ 98,167	$ 275,319	$ 137,063	$ 71,298

DEBT

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2009 and 2008, there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten (10) years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per annum were issued. As of December 31, 2009 there was an outstanding balance of $50.0 million under the Master Agreement.

On June 12, 2008, the Company entered into an Amended and Restated Revolving Loan Agreement (the "Loan Agreement") with a national banking institution that was dated as of June 3, 2008, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), in order to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011 to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain other covenants, the maximum principal amount was reduced to $20.0 million. The calculation of interest and fees is generally based on the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 0.251% and 1.425% as of December 31, 2009 and 2008, respectively. There were no borrowings against this facility at December 31, 2009 or 2008.

In January 2001, Brown & Brown entered into a $90.0 million unsecured seven-year term agreement with a national banking institution (the "Term Agreement"), bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock-based compensation. The 90-day LIBOR was 4.70% as of December 31, 2007. This loan was fully funded on January 3, 2001 and was to be repaid in equal quarterly installments of $3.2 million through December 2007. As of December 31, 2007 the outstanding balance had been paid in full.

All four of these credit agreements require, or required, Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2009 and 2008.

Neither we nor our subsidiaries has ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our Master Agreement and the Loan Agreement described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2010. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt-to-total-capitalization ratio, we would have the ability to raise additional capital through either the private or public debt markets.

CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in accordance GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that, of our significant accounting policies (see "Note 1 — Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted in accordance with known circumstances. Subsequent commission adjustments are recognized upon our receipt of notification concerning matters necessitating such adjustments from the insurance companies. Profit-sharing contingent commissions are recognized when determinable, which is when such commissions are received from insurance companies, or when we receive formal notification of the amount of such payments. Fee revenues are recognized as services are rendered.

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATIONS

We have acquired significant intangible assets through business acquisitions. These assets consist of purchased customer accounts, non-compete agreements, and the excess of purchase prices over the fair value of identifiable net assets acquired

(Goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

All of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and non-compete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals. However, they primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of the insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Non-compete agreements are valued based on their duration and any unique features of particular agreements. Purchased customer accounts and non-compete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized.

INTANGIBLE ASSETS IMPAIRMENT

Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. To determine if there is potential impairment of goodwill, we compare the fair value of each reporting unit with its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA").

Management assesses the recoverability of our goodwill on an annual basis, and assesses the recoverability of our amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2009 and identified no impairment as a result of the evaluation.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, which requires that the related compensation expense be recognized in the financial statements based upon the grant-date fair value of those awards.

LITIGATION CLAIMS

We are subject to numerous litigation claims that arise in the ordinary course of business. If it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of in-house and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and affect our net income.

DERIVATIVE INSTRUMENTS

In 2002, we entered into one derivative financial instrument—an interest rate exchange agreement, or "swap"—to manage the exposure to fluctuations in interest rates on our $90.0 million variable rate debt. As of December 31, 2006, we maintained this swap agreement, whereby we paid a fixed rate on the notional amount to a bank and the bank paid us a variable rate on the notional amount equal to a base LIBOR. We assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap were reflected in other comprehensive income. The fair market value of this instrument was determined by quotes obtained from the related counter-parties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument was a significant estimate that was largely affected by changes in interest rates. As of December 31, 2007 this interest rate swap agreement expired in conjunction with the final payment on the related $90.0 million variable rate debt.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2009	2008	2007
REVENUES			
Commissions and fees	**$ 964,863**	$ 965,983	$ 914,650
Investment income	**1,161**	6,079	30,494
Other income, net	**1,853**	5,492	14,523
Total revenues	**967,877**	977,554	959,667
EXPENSES			
Employee compensation and benefits	**484,680**	485,783	444,101
Non-cash stock-based compensation	**7,358**	7,314	5,667
Other operating expenses	**143,389**	137,352	131,371
Amortization	**49,857**	46,631	40,436
Depreciation	**13,240**	13,286	12,763
Interest	**14,599**	14,690	13,802
Total expenses	**713,123**	705,056	648,140
Income before income taxes	**254,754**	272,498	311,527
Income taxes	**101,460**	106,374	120,568
Net income	**$ 153,294**	$ 166,124	$ 190,959
Net income per share:			
Basic	**$ 1.08**	$ 1.18	$ 1.36
Diluted	**$ 1.08**	$ 1.17	$ 1.35
Weighted average number of shares outstanding:			
Basic	**137,173**	136,319	135,576
Diluted	**137,507**	136,884	136,357
Dividends declared per share	**$ 0.3025**	$ 0.2850	$ 0.2500

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)	At December 31, 2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 197,113**	$ 78,557
Restricted cash and investments	**155,257**	144,750
Short-term investments	**8,213**	7,511
Premiums, commissions and fees receivable	**209,462**	244,515
Deferred income taxes	**11,791**	14,171
Other current assets	**31,863**	33,528
Total current assets	**613,699**	523,032
Fixed assets, net	**61,467**	63,520
Goodwill	**1,074,397**	1,023,372
Amortizable intangible assets, net	**468,862**	495,627
Other assets	**5,801**	14,029
Total assets	**$ 2,224,226**	$ 2,119,580
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	**$ 310,296**	$ 357,707
Premium deposits and credits due customers	**37,715**	43,577
Accounts payable	**17,431**	18,872
Accrued expenses and other liabilities	**96,387**	96,325
Current portion of long-term debt	**17,124**	6,162
Total current liabilities	**478,953**	522,643
Long-term debt	**250,209**	253,616
Deferred income taxes, net	**115,609**	90,143
Other liabilities	**9,581**	11,437
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 142,076 at 2009 and 141,544 at 2008	**14,208**	14,154
Additional paid-in capital	**267,856**	250,167
Retained earnings	**1,087,805**	977,407
Accumulated other comprehensive income, net of related income tax effect of $3 at 2009 and $8 at 2008	**5**	13
Total shareholders' equity	**1,369,874**	1,241,741
Total liabilities and shareholders' equity	**$ 2,224,226**	$ 2,119,580

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Outstanding	Par Value				
Balance at January 1, 2007	140,016	$ 14,002	$ 210,543	$ 695,656	$ 9,144	$ 929,345
Net income				190,959		190,959
Net unrealized holding gain on available-for-sale securities less amounts realized from sales in the current year					(9,093)	(9,093)
Net gain on cash-flow hedging derivative					(38)	(38)
Comprehensive income						181,828
Common stock issued for employee stock benefit plans	647	64	16,495			16,559
Income tax benefit from exercise of stock benefit plans			4,564			4,564
Common stock issued to directors	10	1	286			287
Cash dividends paid ($0.25 per share)				(35,125)		(35,125)
Balance at December 31, 2007	140,673	$ 14,067	$ 231,888	$ 851,490	$ 13	$1,097,458
Net income and comprehensive income				166,124		166,124
Common stock issued for employee stock benefit plans	856	86	17,823			17,909
Income tax benefit from exercise of stock benefit plans			138			138
Common stock issued to directors	15	1	318			319
Cash dividends paid ($0.285 per share)				(40,207)		(40,207)
Balance at December 31, 2008	141,544	$ 14,154	$ 250,167	$ 977,407	$ 13	$1,241,741
Net income				153,294		153,294
Net unrealized holding gain on available-for-sale securities					(8)	(8)
Comprehensive income						153,286
Common stock issued for employee stock benefit plans	518	52	17,160			17,212
Income tax benefit from exercise of stock benefit plans			243			243
Common stock issued to directors	14	2	286			288
Cash dividends paid ($0.3025 per share)				(42,896)		(42,896)
Balance at December 31, 2009	**142,076**	**$ 14,208**	**$ 267,856**	**$ 1,087,805**	**$ 5**	**$ 1,369,874**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net income	**$ 153,294**	$ 166,124	$ 190,959
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	**49,857**	46,631	40,436
Depreciation	**13,240**	13,286	12,763
Non-cash stock-based compensation	**7,358**	7,314	5,667
Deferred income taxes	**27,851**	25,713	325
Net loss (gain) on sales of investments, fixed assets and customer accounts	**374**	(1,071)	(30,944)
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Restricted cash and investments (increase) decrease	**(10,507)**	109,654	(12,217)
Premiums, commissions and fees receivable decrease	**36,943**	3,169	45,059
Other assets decrease	**8,668**	12,359	6,357
Premiums payable to insurance companies (decrease)	**(48,491)**	(40,045)	(53,119)
Premium deposits and credits due customers (decrease) increase	**(6,049)**	2,259	6,723
Accounts payable (decrease) increase	**(1,819)**	(5,992)	533
Accrued expenses (decrease) increase	**(488)**	4,099	2,913
Other liabilities (decrease)	**(8,646)**	(1,747)	(115)
Net cash provided by operating activities	**221,585**	341,753	215,340
Cash flows from investing activities:			
Additions to fixed assets	**(11,310)**	(14,115)	(30,643)
Payments for businesses acquired, net of cash acquired	**(44,682)**	(263,400)	(212,303)
Proceeds from sales of fixed assets and customer accounts	**1,305**	4,600	6,713
Purchases of investments	**(11,570)**	(13,774)	(2,695)
Proceeds from sales of investments	**10,828**	9,756	21,715
Net cash used in investing activities	**(55,429)**	(276,933)	(217,213)
Cash flows from financing activities:			
Proceeds from long-term debt	**—**	25,000	—
Payments on long-term debt	**(15,089)**	(20,342)	(29,142)
Borrowings on revolving credit facility	**14,390**	2,180	26,320
Payments on revolving credit facility	**(14,390)**	(2,180)	(26,320)
Income tax benefit from exercise of stock benefit plans	**243**	138	4,564
Issuances of common stock for employee stock benefit plans	**10,142**	10,914	11,320
Cash dividends paid	**(42,896)**	(40,207)	(35,125)
Net cash used in financing activities	**(47,600)**	(24,497)	(48,383)
Net increase (decrease) in cash and cash equivalents	**118,556**	40,323	(50,256)
Cash and cash equivalents at beginning of year	**78,557**	38,234	88,490
Cash and cash equivalents at end of year	**$ 197,113**	$ 78,557	$ 38,234

See accompanying notes to consolidated financial statements.

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and services organization that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is composed of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services.

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

REVENUE RECOGNITION

Commission revenue is recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted based on known circumstances. The policy cancellation reserve was $7,796,000 and $8,390,000 at December 31, 2009 and 2008, respectively, and it is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon receipt of notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers or co-brokers. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received, or when officially notified of the amount of such commissions. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments with quoted market prices having maturities of three months or less when purchased.

RESTRICTED CASH AND INVESTMENTS, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance company or companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. Brown & Brown invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short term. In certain states in which Brown & Brown operates, the use and investment alternatives for these funds are regulated and restricted by various state laws and agencies. These restricted funds are reported as restricted cash on the Consolidated Balance Sheets. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivables from insurance companies. "Fees" are primarily receivables due from customers.

INVESTMENTS

Marketable equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders' equity were $5,000 and $13,000 at December 31, 2009 and 2008, net of deferred income taxes of $3,000 and $8,000, respectively.

FIXED ASSETS

Fixed assets, including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 15 years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is subject to at least an annual assessment for impairment by applying a fair value-based test. Amortizable intangible assets are amortized over their useful lives and are subject to an impairment review based on an estimate of the undiscounted future cash flows resulting from the use of the asset. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of earnings before interest, income taxes, depreciation and amortization ("EBITDA"). Brown & Brown completed its most recent annual assessment as of November 30, 2009 and identified no impairment as a result of the evaluation. In addition, as of December 31, 2009, there are no accumulated impairment losses.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and non-compete agreements. Purchased customer accounts and noncompete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts primarily consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The carrying value of intangibles attributable to each business "region" comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest they may be impaired. In the insurance agency and wholesale brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by considering the estimated future cash flows generated by the corresponding region. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2009, 2008 and 2007.

INCOME TAXES

Brown & Brown records income tax expense using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of Brown & Brown's assets and liabilities.

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

NET INCOME PER SHARE

Effective in 2009, the Company adopted new Financial Accounting Standards Board ("FASB") authoritative guidance that states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share ("EPS") pursuant to the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. Performance stock shares granted to employees under the Company's Performance Stock Plan are considered participating securities as they receive non-forfeitable dividend equivalents at the same rate as common stock. This new guidance was adopted via retroactive application for the years ended December 31, 2009, 2008 and 2007, resulting in no change in either basic or diluted EPS for periods presented.

Basic EPS is computed based on the weighted average number of common shares issued and outstanding during the period. Diluted EPS is computed based on the weighted average common shares issued and outstanding plus equivalent shares assuming exercise of stock options. The dilutive effect of stock options is computed by application of the treasury stock method. The following is a reconciliation between basic and diluted weighted average shares outstanding for the years ended December 31:

(in thousands, except per share data)	**2009**	2008	2007
Net income	**$ 153,294**	$ 166,124	$ 190,959
Net income attributable to unvested awarded performance stock	**(4,937)**	(5,506)	(6,661)
Net income attributable to common shares	**$ 148,357**	$ 160,618	$ 184,298
Weighted average basic number of common shares outstanding	**141,738**	140,992	140,476
Less unvested awarded performance stock included in weighted average basic shares outstanding	**(4,565)**	(4,673)	(4,900)
Weighted average number of common shares outstanding for basic earnings per common share	**137,173**	136,319	135,576
Dilutive effect of stock options	**334**	565	781
Weighted average number of shares outstanding	**137,507**	136,884	136,357
Net income per share:			
Basic	**$ 1.08**	$ 1.18	$ 1.36
Diluted	**$ 1.08**	$ 1.17	$ 1.35

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, restricted cash and investments, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2009 and 2008, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2009 and 2008 since the related coupon rate approximates the current market rate.

STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, officers and directors. The Company uses the modified-prospective method to account for share-based payments. Under the modified-prospective method, compensation cost is recognized for all share-based payments granted on or after January 1, 2006 and for all awards granted to employees prior to January 1, 2006 that remained unvested on that date. The Company uses the alternative transition method to determine the accounting of the income tax effects of payments made related to stock-based compensation.

The Company uses the Black-Scholes valuation model for valuing all stock options and shares purchased under the Employee Stock Purchase Plan (the "ESPP"). Compensation for non-vested stock awards is measured at fair value on the grant-date based upon the number of shares expected to vest. Compensation cost for all awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued authoritative guidance establishing two levels of U.S. generally accepted accounting principles ("GAAP") — authoritative and nonauthoritative — and making the Accounting Standards Codification ("ASC") the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission. This guidance, which was incorporated into ASC Topic 105 — Generally Accepted Accounting Principles, was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on the Company's Consolidated Financial Statements.

Business Combinations — In December 2007, the FASB issued authoritative guidance requiring an acquirer to recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities (with only limited exceptions) upon initially obtaining control of an acquired entity even if the acquirer has not acquired 100% of its target. Additionally, the fair value of contingent consideration arrangements (such as earn-out purchase arrangements) at the acquisition date must be included in the purchase price consideration. Transaction costs are expensed as incurred. This guidance also modifies the recognition of pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This guidance also amends ASC Topic 740 — Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination, either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This guidance, which was incorporated into ASC Topic 805 — Business Combinations, is effective for fiscal years beginning after December 15, 2008. Effective January 1, 2009, the Company adopted this guidance on a prospective basis. As a result, the recorded purchase price for all acquisitions consummated after January 1, 2009 will include an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in these earn-out obligations will be recorded in the consolidated statement of income when incurred. Potential earn-out obligations are typically based upon future earnings of the acquired entities, usually between one and three years.

In April 2008, the FASB issued authoritative guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350 — Intangibles-Goodwill and Other. This guidance requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. This guidance, which is incorporated into ASC Topic 350 — Intangibles-Goodwill and Other, is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this guidance did not have any material impact on our consolidated financial statements.

In November 2008, the FASB ratified authoritative guidance that applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, this guidance requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset is expected to diminish in value. Defensive intangible assets must be recognized at fair value in accordance with ASC Topic 805 — Business Combinations, and ASC Topic 820 — Fair Value Measurements and Disclosures. This guidance, which was incorporated into ASC Topic 350 — Intangibles-Goodwill and Other, was effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of guidance did not have any material impact on our consolidated financial statements.

Subsequent Events — In May 2009, the FASB issued authoritative guidance establishing general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance, which was incorporated into ASC Topic 855 — Subsequent Events, was effective on a prospective basis for interim or annual periods ending after June 15, 2009, and was adopted on June 1, 2009.

Subsequent events have been evaluated through the date and time the consolidated financial statements were issued on February 26, 2010. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in our consolidated financial statements.

International Accounting Standards — International Financial Reporting Standards ("IFRS") are a set of standards and interpretations adopted by the International Accounting Standards Board. The Securities and Exchange Commission is currently considering a potential IFRS adoption process in the United States, which could, in the near term, provide domestic issuers with an alternative accounting method and which could ultimately replace U.S. GAAP reporting requirements with IFRS reporting requirements. We are currently investigating the implications should we be required to adopt IFRS in the future.

NOTE 2 Business Combinations

ACQUISITIONS IN 2009

During 2009, Brown & Brown acquired the assets and assumed certain liabilities of 11 insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $56,289,000, including $40,386,000 of net cash payments, the issuance of $6,889,000 in notes payable, the assumption of $1,788,000 of liabilities and $7,226,000 of recorded earn-out payables. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profit earned over a one- to three-year period within a minimum and maximum price range. The recorded purchase price for all acquisitions consummated after January 1, 2009 included an estimation of the fair value of liabilities associated with any potential earn-out provisions. Subsequent changes in the fair value of earn-out obligations will be recorded in the consolidated statement of income when incurred.

The fair value of earn-out obligations is based on the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the provisions outlined in the respective purchase agreements. In determining fair value, the acquired business's future performance is estimated using financial projections developed by management for the acquired business and reflects market participant assumptions regarding revenue growth and/or profitability. The expected future payments are estimated on the basis of the earn-out formula and performance targets specified in each purchase agreement compared to the associated financial projections. These payments are then discounted to present value using a risk-adjusted rate that takes into consideration the likelihood that the forecasted earn-out payments will be made. The change to the fair value of earn-out obligations recorded in net income for the year ended December 31, 2009 was not material.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2009 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Earn-out Payable	Recorded Purchase Price	*Maximum Potential Earn-out Payable*
Conner Strong Companies – Small Business Unit	Retail	January 2	$ 22,748	$ —	$ —	$ 22,748	$ —
Irving Weber Associates, Inc.	National Programs	May 1	6,181	—	1,282	7,463	3,980
Alamo Insurance Group, Inc.	Retail	December 31	(152)	6,484	1,684	8,016	3,242
Other	Various	Various	11,609	405	4,260	16,274	10,102
Total			**$ 40,386**	**$ 6,889**	**$ 7,226**	**$ 54,501**	**$ 17,324**

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	Strong	Weber	Alamo	Other	Total
Fiduciary cash	$ —	$ —	$ —	$ —	$ —
Other current assets	556	250	—	1,084	1,890
Fixed assets	52	80	33	42	207
Goodwill	13,583	4,466	5,310	7,748	31,107
Purchased customer accounts	8,698	2,810	2,797	8,618	22,923
Non-compete agreements	—	11	21	125	157
Other assets	—	—	7	(2)	5
Total assets acquired	22,889	7,617	8,168	17,615	56,289
Other current liabilities	(141)	(154)	(152)	(1,341)	(1,788)
Deferred income taxes	—	—	—	—	—
Total liabilities assumed	(141)	(154)	(152)	(1,341)	(1,788)
Net assets acquired	**$ 22,748**	**$ 7,463**	**$ 8,016**	**$ 16,274**	**$ 54,501**

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 14.9 years, and non-compete agreements are 5.0 years.

Goodwill of $31,107,000, of which $24,639,000 is expected to be deductible for income tax purposes, was assigned to the Retail, National Programs, Wholesale Brokerage and Services Divisions in the amounts of $25,610,000, $3,781,000, $1,716,000 and zero, respectively.

The results of operations for the acquisitions completed during 2009 have been combined with those of the Company since their respective acquisition dates. The total revenues and net pre-tax income from the acquisitions completed during 2009 included in the Consolidated Statement of Income for the twelve months ended December 31, 2009 were $13,879,000 and $981,000, respectively. If the acquisitions had occurred as of the beginning of each period, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(UNAUDITED)	For the Year Ended December 31,	
(in thousands, except per share data)	**2009**	2008
Total revenues	**$ 977,749**	$ 1,003,441
Income before income taxes	**$ 258,111**	$ 281,203
Net income	**$ 155,314**	$ 171,430
Net income per share:		
Basic	**$ 1.10**	$ 1.22
Diluted	**$ 1.09**	$ 1.21
Weighted average number of shares outstanding:		
Basic	**137,173**	136,319
Diluted	**137,507**	136,884

For acquisitions consummated prior to January 1, 2009, additional consideration paid to sellers as a result of purchase price earn-out provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid thus far by the Company in 2009 as a result of these adjustments totaled $20,052,000, of which $19,918,000 was allocated to goodwill, $109,000 to noncompete agreements and $25,000 to purchased customer accounts. Of the $20,052,000 net additional consideration paid, $4,296,000 was paid in cash and $15,756,000 was issued in notes payable. As of December 31, 2009, the maximum future contingency payments related to acquisitions totaled $156,387,000, of which $7,226,000 is recorded as non-current earn-out liabilities and $129,000 is recorded as interest expense accretion related to the earn-out liabilities.

ACQUISITIONS IN 2008

During 2008, Brown & Brown acquired the assets and assumed certain liabilities of 43 insurance intermediaries, the stock of two insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $278,749,000, including $255,803,000 of net cash payments, the issuance of $8,304,000 in notes payable and the assumption of $14,642,000 of liabilities. These acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and hire high-quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent contingent consideration (earn-out payment) is allocated to goodwill. Acquisitions are initially recorded at preliminary fair values. Subsequently, the Company completes the final fair value allocations, and any adjustments to assets or liabilities acquired are recorded in the current period.

These acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2008 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
LDP Consulting Group, Inc.	Retail	January 24	$ 39,241	$ —	$ 39,241
Powers & Effler Insurance Brokers, Inc.	Retail	April 1	25,036	—	25,036
HBA Insurance Group, Inc.	Retail	June 1	48,306	2,000	50,306
Fullerton & Company, Inc.	Retail	August 1	17,552	—	17,552
Other	Various	Various	125,668	6,304	131,972
Total			$ 255,803	$ 8,304	$ 264,107

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	LDP	Powers	HBA	Fullerton	Other	Total
Fiduciary cash	$ 173	$ —	$ —	$ 1,541	$ —	$ 1,714
Other current assets	1,121	75	1,439	1,813	3,113	7,561
Fixed assets	19	353	652	141	686	1,851
Goodwill	25,958	19,071	32,507	14,666	72,742	164,944
Purchased customer accounts	17,124	5,701	15,931	5,105	57,076	100,937
Non-compete agreements	55	11	141	80	787	1,074
Other assets	11	—	32	609	16	668
Total assets acquired	44,461	25,211	50,702	23,955	134,420	278,749
Other current liabilities	(5,220)	(175)	(396)	(4,672)	(2,448)	(12,911)
Deferred income taxes	—	—	—	(1,731)	—	(1,731)
Total liabilities assumed	(5,220)	(175)	(396)	(6,403)	(2,448)	(14,642)
Net assets acquired	$ 39,241	$ 25,036	$ 50,306	$ 17,552	$ 131,972	$ 264,107

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts are 15.0 years and non-compete agreements are 5.0 years.

Goodwill of $164,944,000, of which $150,705,000 is expected to be deductible for income tax purposes, was assigned to the Retail, National Programs, Wholesale Brokerage and Services Divisions in the amounts of $161,084,000, $320,000, $3,540,000, and zero, respectively.

The results of operations for the acquisitions completed during 2008 have been combined with those of the Company since their respective acquisition dates. If the acquisitions had occurred as of the beginning of each period, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

	For the Year Ended December 31,	
(in thousands, except per share data)	2008	2007
(UNAUDITED)		
Total revenues	$ 1,030,995	$ 1,080,928
Income before income taxes	$ 290,542	$ 351,952
Net income	$ 177,124	$ 215,740
Net income per share:		
Basic	$ 1.26	$ 1.54
Diluted	$ 1.25	$ 1.53
Weighted average number of shares outstanding:		
Basic	136,319	135,576
Diluted	136,884	136,357

Additional contingent consideration paid to sellers as a result of purchase price earn-out provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2008 as a result of these adjustments totaled $15,748,000, of which $15,667,000 was allocated to goodwill, $30,000 to non-compete agreements and $51,000 to net liabilities that were forgiven. Of the $15,748,000 net additional consideration paid, $9,310,000 was paid in cash and $6,438,000 was issued in notes payable. As of December 31, 2008, the maximum future contingency payments related to acquisitions totaled $211,919,000.

NOTE 3 Goodwill

The changes in goodwill for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Wholesale Brokerage	Service	Total
Balance as of January 1, 2008	$ 453,485	$ 146,948	$ 242,730	$ 3,270	$ 846,433
Goodwill of acquired businesses	170,722	350	3,539	6,000	180,611
Goodwill disposed of relating to sales of businesses	(3,619)	—	(53)	—	(3,672)
Balance as of December 31, 2008	$ 620,588	$ 147,298	$ 246,216	$ 9,270	$ 1,023,372
Goodwill of acquired businesses	35,520	5,303	10,202	—	51,025
Goodwill disposed of relating to sales of businesses	—	—	—	—	—
Balance as of December 31, 2009	**$ 656,108**	**$ 152,601**	**$ 256,418**	**$ 9,270**	**$ 1,074,397**

NOTE 4 Amortizable Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

	2009				2008			
(in thousands)	**Gross Carrying Value**	**Accumulated Amortization**	**Net Carrying Value**	**Weighted Average Life (years)**	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)
Purchased customer accounts	**$ 747,717**	**$ (280,473)**	**$ 467,244**	**14.9**	$ 724,953	$ (231,748)	$ 493,205	14.9
Non-compete agreements	**24,721**	**(23,103)**	**1,618**	**7.3**	24,455	(22,033)	2,422	7.3
Total	**$ 772,438**	**$ (303,576)**	**$ 468,862**		$ 749,408	$ (253,781)	$ 495,627	

Amortization expense recorded for other amortizable intangible assets for the years ended December 31, 2009, 2008 and 2007 was $49,857,000, $46,631,000 and $40,436,000, respectively.

Amortization expense for other amortizable intangible assets for the years ending December 31, 2010, 2011, 2012, 2013 and 2014 is estimated to be $49,654,000, $48,208,000, $47,566,000, $46,665,000, and $45,479,000, respectively.

NOTE 5 Investments

Investments at December 31 consisted of the following:

	2009 Carrying Value		2008 Carrying Value	
(in thousands)	**Current**	**Non-Current**	Current	Non-Current
Available-for-sale marketable equity securities	**$ 33**	**$ —**	$ 46	$ —
Non-marketable certificates of deposit and other securities	**8,180**	**15**	7,465	287
Total investments	**$8,213**	**$15**	$7,511	$287

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities:				
2009	**$25**	**$ 8**	**—**	**$33**
2008	$25	$21	—	$46

The following table summarizes the proceeds and realized gains/(losses) on non-marketable equity securities and certificates of deposit for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2009	**$ 10,828**	**$ —**	**$ (299)**
2008	$ 9,652	$ 542	$ (9)
2007	$ 21,715	$ 18,733	$ (780)

As of December 31, 2006, our largest security investment was 559,970 common stock shares of Rock-Tenn Company, a New York Stock Exchange-listed company, which we owned for more than 25 years. Our investment in Rock-Tenn Company accounted for 81% of the total value of our available-for-sale marketable equity securities, non-marketable equity securities and certificates of deposit as of December 31, 2006. In late January 2007, the Board of Directors authorized the sale of half of our investment in Rock-Tenn Company, and subsequently authorized the sale of the balance of the shares. As a result, we realized a gain in excess of our original cost basis of $18,664,000 in 2007. As of June 30, 2007, we no longer owned any shares of Rock-Tenn Company.

NOTE 6 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2009	2008
Furniture, fixtures and equipment	**$ 123,824**	$ 119,998
Leasehold improvements	**15,555**	14,871
Land, buildings and improvements	**428**	400
Total cost	**139,807**	135,269
Less accumulated depreciation and amortization	**(78,340)**	(71,749)
Total	**$ 61,467**	$ 63,520

Depreciation and amortization expense amounted to $13,240,000 in 2009, $13,286,000 in 2008 and $12,763,000 in 2007.

NOTE 7 Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31 consisted of the following:

(in thousands)	2009	2008
Accrued bonuses	**$ 41,770**	$ 41,396
Accrued compensation and benefits	**15,204**	24,349
Accrued rent and vendor expenses	**9,524**	9,211
Reserve for policy cancellations	**7,796**	8,390
Accrued interest	**4,747**	4,784
Other	**17,346**	8,195
Total	**$ 96,387**	$ 96,325

NOTE 8 Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)	2009	2008
Unsecured senior notes	**$ 250,000**	$ 250,000
Acquisition notes payable	**17,289**	9,665
Revolving credit facility	**—**	—
Other notes payable	**44**	113
Total debt	**267,333**	259,778
Less current portion	**(17,124)**	(6,162)
Long-term debt	**$ 250,209**	$ 253,616

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: (1) Series A, which closed on September 15, 2004, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and (2) Series B, which closed on July 15, 2004, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2009 and 2008, there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed 10 years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per year. On February 1, 2008, $25.0 million in Series D Senior Notes due January 15, 2015, with a fixed interest rate of 5.37% per year were issued. As of December 31, 2009 there was an outstanding balance of $50.0 million under the Master Agreement.

On June 12, 2008, the Company entered into an Amended and Restated Revolving Loan Agreement (the "Loan Agreement") with a national banking institution that was dated as of June 3, 2008, amending and restating the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), in order to increase the lending commitment to $50.0 million (subject to potential increases up to $100.0 million) and to extend the maturity date from December 20, 2011 to June 3, 2013. The Revolving Agreement initially provided for a revolving credit facility in the maximum principal amount of $75.0 million. After a series of amendments that provided covenant exceptions for the notes issued or to be issued under the Master Agreement and relaxed or deleted certain other covenants, the maximum principal amount was reduced to $20.0 million. The calculation of interest and fees is generally based on the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation. Interest is charged at a rate equal to 0.50% to 1.00% above the London Interbank Offering Rate ("LIBOR") or 1.00% below the base rate, each as more fully defined in the Loan Agreement. Fees include an upfront fee, an availability fee of 0.10% to 0.20%, and a letter of credit usage fee of 0.50% to 1.00%. The Loan Agreement contains various covenants, limitations, and events of default customary for similar facilities for similar borrowers. The 90-day LIBOR was 0.251% and 1.425% as of December 31, 2009 and 2008, respectively. There were no borrowings against this facility at December 31, 2009 or 2008.

In January 2001, Brown & Brown entered into a $90.0 million unsecured seven-year term agreement with a national banking institution (the "Term Agreement"), bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock-based compensation. The 90-day LIBOR was 4.70% as of December 31, 2007. This loan was fully funded on January 3, 2001 and was to be repaid in equal quarterly installments of $3,200,000 through December 2007. As of December 31, 2007 the outstanding balance had been paid in full.

All four of these credit agreements require, or required, Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2009 and 2008.

To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of the Term Agreement, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not affect the required 0.50% to 1.00% credit risk spread portion of the term loan. The fair value of the interest rate swap of approximately $37,000, net of related income taxes of approximately $22,000, was recorded in other assets as of December 31, 2006, with the related change in fair value reflected as other comprehensive income. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge. As of December 31, 2007 the interest rate swap agreement expired in conjunction with the final payment on the Term Agreement.

Acquisition notes payable represent debt incurred to former owners of certain insurance operations acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through April 2011, including interest in the range from 0.0% to 6.0%.

Interest paid in 2009, 2008 and 2007 was $14,636,000, $14,394,000 and $13,838,000, respectively.

At December 31, 2009, maturities of long-term debt were $17,124,000 in 2010, $100,209,000 in 2011, $0 in 2012, $0 in 2013, $100,000,000 in 2014 and $50,000,000 in 2015 and beyond.

NOTE 9 Income Taxes

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	**2009**	2008	2007
Current:			
Federal	**$ 62,547**	$ 70,634	$ 105,534
State	**10,730**	10,056	14,709
Foreign	**286**	56	—
Total current provision	**73,563**	80,746	120,243
Deferred:			
Federal	**24,913**	21,508	(168)
State	**2,984**	4,120	493
Total deferred provision	**27,897**	25,628	325
Total tax provision	**$ 101,460**	$ 106,374	$ 120,568

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2009	2008	2007
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**4.0**	3.4	3.2
Non-deductible employee stock purchase plan expense	**0.4**	0.4	0.4
Interest exempt from taxation and dividend exclusion	**(0.1)**	(0.2)	(0.5)
Other, net	**0.5**	0.4	0.6
Effective tax rate	**39.8%**	39.0%	38.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's current deferred tax assets as of December 31 are as follows:

(in thousands)	**2009**	2008
Current deferred tax assets:		
Deferred contingent revenue	**$ 11,791**	$ 14,171
Total current deferred tax assets	**$ 11,791**	$ 14,171

Significant components of Brown & Brown's non-current deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2009	2008
Non-current deferred tax liabilities:		
Fixed assets	**$ 7,875**	$ 7,026
Net unrealized holding gain of available-for-sale securities	**3**	8
Prepaid insurance and pension	**3,555**	2,466
Intangible assets	**120,887**	96,888
Total non-current deferred tax liabilities	**132,320**	106,388
Non-current deferred tax assets:		
Deferred compensation	**8,031**	6,980
Accruals and reserves	**7,422**	8,217
Net operating loss carryforwards	**1,536**	1,268
Valuation allowance for deferred tax assets	**(278)**	(220)
Total non-current deferred tax assets	**16,711**	16,245
Net non-current deferred tax liability	**$ 115,609**	$ 90,143

Income taxes paid in 2009, 2008 and 2007 were $76,373,000, $79,339,000 and $114,380,000, respectively.

At December 31, 2009, Brown & Brown had net operating loss carryforwards of $351,000 and $30,635,000 for federal and state income tax reporting purposes, respectively, portions of which expire in the years 2010 through 2029. The federal carryforward is derived from insurance operations acquired by Brown & Brown in 2001. The state carryforward is derived from the operating results of certain subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2009	2008	2007
Unrecognized tax benefits balance at January 1	**$ 611**	$ 507	$ 591
Gross increases for tax positions of prior years	**489**	197	15,805
Gross decreases for tax positions of prior years	**(274)**	—	—
Settlements	**(182)**	—	(15,772)
Lapse of statute of limitations	**(9)**	(93)	(117)
Unrecognized tax benefits balance at January 1	**$ 635**	$ 611	$ 507

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, we had approximately $140,000 and $140,000 of accrued interest related to uncertain tax positions, respectively.

Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $635,000 as of December 31, 2009 and $611,000 as of December 31, 2008. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

During 2007, the IRS concluded its audit of our 2004-2006 tax years in which it disputed our method of recognizing profit-sharing contingent commissions for tax purposes. We recognize profit-sharing contingent commissions when determinable, which is when such commissions are received, however, the IRS believes we should estimate those monies as of each December 31. We agreed to resolve this dispute for a $1.1 million payment of interest and our agreement to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the end of the following March 31. Since this method for tax purposes differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year with that balance reversing by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

NOTE 10 Employee Savings Plan

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution of 1.5% of the employee's salary for all eligible employees. Brown & Brown's contributions to the plan totaled $11,750,000 in 2009, $11,061,000 in 2008 and $10,699,000 in 2007.

NOTE 11 Stock-Based Compensation

PERFORMANCE STOCK PLAN

Brown & Brown has adopted and the shareholders have approved a performance stock plan, under which up to 14,400,000 shares of Brown & Brown's stock ("Performance Stock" or "PSP") may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Before participants may take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted EPS. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of a participant's: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants (or, in the case of the July 2009 grant to Powell Brown, 20 years); (ii) attainment of age 64; or (iii) death or disability. At December 31, 2009, 8,446,457 shares had been granted under the plan at initial stock prices ranging from $1.90 to $30.55. As of December 31, 2009, 4,423,436 shares met the first condition for vesting and had been awarded, and 686,728 shares satisfied both conditions for vesting and had been distributed to the participants.

The Company uses a path-dependent lattice model to estimate the fair value of PSP grants on the grant date. A summary of PSP activity for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Weighted Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2007	$ 5.92	5,691,518	5,036,170	655,348
Granted	$ 15.74	323,495	—	323,495
Awarded	$ —	—	—	—
Vested	$ 5.33	(48,552)	(48,552)	—
Forfeited	$ 8.95	(391,505)	(300,886)	(90,619)
Outstanding at December 31, 2007	$ 6.38	5,574,956	4,686,732	888,224
Granted	$ 9.41	2,607,885	—	2,607,885
Awarded	$ 8.22	—	17,023	(17,023)
Vested	$ 6.41	(38,004)	(38,004)	—
Forfeited	$ 11.78	(322,761)	(36,530)	(286,231)
Outstanding at December 31, 2008	$ 7.21	7,822,076	4,629,221	3,192,855
Granted	$ 11.80	389,580	—	389,580
Awarded	$ —	—	—	—
Vested	$ 6.05	(73,860)	(73,860)	—
Forfeited	$ 10.42	(379,249)	(131,925)	(247,324)
Outstanding at December 31, 2009	**$ 7.39**	**7,758,547**	**4,423,436**	**3,335,111**

The weighted average grant-date fair value of PSP grants for years ended December 31, 2009, 2008 and 2007 was $11.80, $9.41 and $15.74, respectively. The total fair market value of PSP grants that vested during each of the years ended December 31, 2009, 2008 and 2007 was $1,412,000, $685,000 and $1,314,000, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 12,000,000 authorized shares and 3,285,644 available for future subscriptions. Employees of the Company who regularly work more than 20 hours per week are eligible to participate in the ESPP. Participants, through payroll deductions, may subscribe to purchase Company stock up to 10% of their compensation, to a maximum of $25,000 between August 1 of each year to the following July 31st (the "Subscription Period") at a cost of 85% of the lower of the stock price as of the beginning or ending of the Subscription Period.

The Company estimates the fair value of an ESPP share option as of the beginning of the Subscription Period as the sum of: (1) 15% of the quoted market price of the Company's stock on the day prior to the beginning of the Subscription Period, and (2) 85% of the value of a one-year stock option on the Company Stock using the Black-Scholes option-pricing model. The estimated fair value of an ESPP share option as of each Subscription Period beginning in August 2009, 2008 and 2007, was $5.54, $4.41 and $4.63, respectively.

For the plan year ended July 31, 2009, 2008 and 2007, the Company issued 579,104, 672,222 and 490,213 shares of common stock in August 2009, 2008 and 2007, respectively. These shares were issued at an aggregate purchase price of $9,358,000 or $16.16 per share in 2009, $10,036,000 or $14.93 per share in 2008 and $10,711,000 or $21.85 per share in 2007.

For the five months ended December 31, 2009, 2008 and 2007 of the 2009-2010, 2008-2009 and 2007-2008 plan years, 250,414, 257,643 and 233,427 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by participants for proceeds of approximately $3,826,000, $4,164,000 and $4,664,000, respectively.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted, and the shareholders approved, a qualified incentive stock option plan that provides for the granting of stock options to certain key employees for up to 4,800,000 shares of common stock. On December 31, 2008, this plan expired. The objective of this plan was to provide additional performance incentives to grow Brown & Brown's pre-tax income in excess of 15% annually. The options were granted at the most recent trading day's closing market price and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based upon achievement of certain performance goals. All of the options expire 10 years after the grant date.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the grant-date. The Company granted 1,445,000 option shares during the year ended December 31, 2008 but did not grant any options during the year ended December 31, 2007. The weighted average fair value of the incentive stock options granted during 2008 estimated on the date of grant, using the Black-Scholes option-pricing model, was $4.92 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 1.41%; expected volatility of 26.0%; risk-free interest rate of 3.14%; and an expected term of 6 years.

The risk-free interest rate is based upon the U.S. Treasury yield curve on the date of grant with a remaining term approximating the expected term of the option granted. The expected term of the options granted is derived from historical data; grantees are divided into two groups based upon expected exercise behavior and are considered separately for valuation purposes. The expected volatility is based upon the historical volatility of the Company's common stock over the period of time equivalent to the expected term of the options granted. The dividend yield is based upon the Company's best estimate of future dividend yield.

A summary of stock option activity for the years ended December 31, 2009, 2008 and 2007 is as follows:

Stock Options	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	1,885,775	$11.11	4.9	$32,241
Granted	—	—		
Exercised	(632,307)	$ 8.38		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2007	1,253,468	$12.49	4.3	$22,679
Granted	1,445,000	$18.48		
Exercised	(223,453)	$ 4.84		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2008	2,475,015	$16.68	6.9	$22,587
Granted	—	—		
Exercised	(69,659)	$ 4.84		
Forfeited	(16,672)	$15.40		
Expired	—	—		
Outstanding at December 31, 2009	**2,388,684**	**$17.03**	**6.1**	**$21,629**
Ending vested and expected to vest at December 31, 2009	**2,388,684**	**$17.03**	**6.1**	**$21,629**
Exercisable at December 31, 2009	**317,020**	**$12.68**	**2.4**	**$ 1,676**
Exercisable at December 31, 2008	383,701	$11.22	3.0	$ 3,715
Exercisable at December 31, 2007	590,776	$ 8.68	3.3	$ 8,757

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.84	89,680	0.3	$ 4.84	89,680	$ 4.84
$15.78	842,004	3.2	$15.78	227,340	$15.78
$22.06	12,000	5.0	$22.06	—	—
$18.48	1,445,000	8.2	$18.48	—	—
Totals	2,388,684	6.1	$17.03	317,020	$12.68

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2009, 2008 and 2007 was $0.00, $4.92 and $0.00, respectively. The total intrinsic value of options exercised, determined as of the date of exercise, during the years ended December 31, 2009, 2008 and 2007 was $948,000, $3,298,000 and $12,675,000, respectively. The total intrinsic value is calculated as the difference between the exercise price of all underlying awards and the quoted market price of the Company's stock for all in-the-money stock options at December 31, 2009, 2008 and 2007, respectively.

There are no option shares available for future grant under this plan since this plan expired as of December 31, 2008.

SUMMARY OF NON-CASH STOCK-BASED COMPENSATION EXPENSE

The non-cash stock-based compensation expense for the years ended December 31 is as follows:

(in thousands)	2009	2008	2007
Employee Stock Purchase Plan	**$ 2,878**	$ 2,951	$ 3,234
Performance Stock Plan	**2,878**	2,761	2,016
Incentive Stock Option Plan	**1,602**	1,602	417
Total	**$ 7,358**	$ 7,314	$ 5,667

SUMMARY OF UNRECOGNIZED COMPENSATION EXPENSE

As of December 31, 2009, there was approximately $31.0 million of unrecognized compensation expense related to all non-vested share-based compensation arrangements granted under the Company's stock-based compensation plans. That expense is expected to be recognized over a weighted-average period of 9.7 years.

NOTE 12 Supplemental Disclosures of Cash Flow Information

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	**2009**	2008	2007
Unrealized holding (loss) on available-for-sale securities, net of tax benefit of $5 for 2009, net of tax benefit of $0 for 2008 and net of tax benefit of $5,328 for 2007	**$ (8)**	—	$ (9,093)
Net loss on cash-flow hedging derivative, net of tax benefit of $22 for 2007	**—**	—	$ (38)
Notes payable issued or assumed for purchased customer accounts	**$ 29,871**	$ 15,987	$ 23,897
Notes received on the sale of fixed assets and customer accounts	**$ (958)**	$ 3,610	$ 9,689

NOTE 13 Commitments and Contingencies

OPERATING LEASES

Brown & Brown leases facilities and certain items of office equipment under non-cancelable operating lease arrangements expiring on various dates through 2020. The facility leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2009, the aggregate future minimum lease payments under all non-cancelable lease agreements were as follows:

(in thousands)	
2010	$ 24,987
2011	21,689
2012	16,238
2013	11,723
2014	9,337
Thereafter	17,274
Total minimum future lease payments	$ 101,248

Rental expense in 2009, 2008 and 2007 for operating leases totaled $37,598,000, $36,032,000 and $33,381,000, respectively.

LEGAL PROCEEDINGS

The Company is involved in numerous pending or threatened proceedings by or against Brown & Brown, Inc. or one or more of its subsidiaries that arise in the ordinary course of business. The damages that may be claimed against the Company in these various proceedings are in some cases substantial, including in many instances claims for punitive or extraordinary damages. Some of these claims and lawsuits have been resolved, others are in the process of being resolved and others are still in the investigation or discovery phase. The Company will continue to respond appropriately to these claims and lawsuits and to vigorously protect its interests.

Although the ultimate outcome of such matters cannot be ascertained and liabilities in indeterminate amounts may be imposed on Brown & Brown, Inc. or its subsidiaries, on the basis of present information, availability of insurance and legal advice, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the Company's consolidated financial position. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters.

GOVERNMENTAL INVESTIGATIONS REGARDING COMPENSATION PRACTICES

As disclosed in prior years, offices of the Company are parties to profit-sharing contingent commission agreements with certain insurance companies, including agreements providing for potential payment of revenue-sharing commissions by insurance companies based primarily on the overall profitability of the aggregate business written with those insurance companies and/or additional factors such as retention ratios and the overall volume of business that an office or offices place with those insurance companies. Additionally, to a lesser extent, some offices of the Company are parties to override commission agreements with certain insurance companies, which provide for commission rates in excess of standard commission rates to be applied to specific lines of business, such as group health business, and which are based primarily on the overall volume of business that such office or offices placed with those insurance companies. The Company has not chosen to discontinue receiving profit-sharing contingent commissions or override commissions.

Governmental agencies such as departments of insurance and offices of attorneys general, in a number of states have looked or are looking into issues related to compensation practices in the insurance industry, and the Company continues to respond to written and oral requests for information and/or subpoenas seeking information related to this topic. The Company is currently in litigation commenced by the Company against the Attorney General's Office in Connecticut in an effort to protect the confidentiality of information sought by, or produced in response to, a subpoena. In addition, agencies in Arizona, Virginia, Washington and Florida have concluded their respective investigations of subsidiaries of Brown & Brown, Inc. based in those states.

The Company cannot currently predict the impact or resolution of the various governmental inquiries or related matters and thus cannot reasonably estimate a range of possible loss, which could be material, or whether the resolution of these matters may harm the Company's business and/or lead to a decrease in or elimination of profit-sharing contingent commissions and override commissions, which could have a material adverse impact on the Company's consolidated financial condition.

NOTE 14 Business Concentrations

A significant portion of business written by Brown & Brown is for customers located in California, Florida, Indiana, Michigan, New Jersey, New York, Pennsylvania, Texas and Washington. Accordingly, the occurrence of adverse economic conditions, an adverse regulatory climate or a disaster in any of these states could have a material adverse effect on Brown & Brown's business, although no such conditions have been encountered in the past.

For the year ended December 31, 2009, approximately 5.0% and 5.0%, respectively, of Brown & Brown's total revenues were derived from insurance policies underwritten by two separate insurance companies. For the year ended December 31, 2008, approximately 5.2% of Brown & Brown's total revenues were derived from insurance policies underwritten by one insurance company. For the year ended December 31, 2007, approximately 5.3% and 5.3%, respectively, of Brown & Brown's total revenues were derived from insurance policies underwritten by the two separate insurance companies. Should these insurance companies seek to terminate their arrangement with Brown & Brown, the Company believes that other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown's total revenues.

NOTE 15 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2009 and 2008 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Total revenues	**$ 263,580**	**$ 246,369**	**$ 243,766**	**$ 214,162**
Total expenses	**$ 184,373**	**$ 179,390**	**$ 176,275**	**$ 173,085**
Income before income taxes	**$ 79,207**	**$ 66,979**	**$ 67,491**	**$ 41,077**
Net income	**$ 48,012**	**$ 40,668**	**$ 40,961**	**$ 23,653**
Net income per share:				
Basic	**$ 0.34**	**$ 0.29**	**$ 0.29**	**$ 0.17**
Diluted	**$ 0.34**	**$ 0.29**	**$ 0.29**	**$ 0.17**
2008				
Total revenues	$ 256,715	$ 241,720	$ 247,029	$ 232,090
Total expenses	$ 172,131	$ 175,126	$ 179,935	$ 177,864
Income before income taxes	$ 84,584	$ 66,594	$ 67,094	$ 54,226
Net income	$ 51,760	$ 40,398	$ 40,593	$ 33,373
Net income per share:				
Basic	$ 0.37	$ 0.29	$ 0.29	$ 0.24
Diluted	$ 0.37	$ 0.29	$ 0.29	$ 0.24

Quarterly financial information is affected by seasonal variations. The timing of profit-sharing contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 16 Segment Information

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public and quasi-public entities, and to professional and individual customers; the National Programs Division, which is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designed for specific industries, trade groups, public and quasi-public entities, and market niches; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial and personal lines insurance, and reinsurance, primarily through independent agents and brokers; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Brown & Brown conducts all of its operations within the United States of America, except for one wholesale brokerage operation based in London, England that commenced business in March 2008. This operation earned $6.6 million and $2.6 million of total revenues for the years ended December 31, 2009 and 2008, respectively.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

	Year Ended December 31, 2009					
(in thousands)	**Retail**	**National Programs**	**Wholesale Brokerage**	**Services**	**Other**	**Total**
Total revenues	**$ 583,374**	**$ 190,593**	**$ 158,341**	**$ 32,743**	**$ 2,826**	**$ 967,877**
Investment income	**$ 282**	**$ 3**	**$ 62**	**$ 23**	**$ 791**	**$ 1,161**
Amortization	**$ 29,943**	**$ 9,175**	**$ 10,239**	**$ 462**	**$ 38**	**$ 49,857**
Depreciation	**$ 6,060**	**$ 2,725**	**$ 2,894**	**$ 333**	**$ 1,228**	**$ 13,240**
Interest expense	**$ 31,596**	**$ 5,365**	**$ 14,289**	**$ 668**	**$ (37,319)**	**$ 14,599**
Income before income taxes	**$ 121,769**	**$ 70,436**	**$ 17,030**	**$ 6,996**	**$ 38,523**	**$ 254,754**
Total assets	**$ 1,764,249**	**$ 627,392**	**$ 618,704**	**$ 47,829**	**$ (833,948)**	**$ 2,224,226**
Capital expenditures	**$ 3,459**	**$ 4,318**	**$ 3,201**	**$ 160**	**$ 172**	**$ 11,310**

	Year Ended December 31, 2008					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 590,238	$ 178,286	$ 170,645	$ 32,144	$ 6,241	$ 977,554
Investment income	$ 999	$ 327	$ 1,414	$ 13	$ 3,326	$ 6,079
Amortization	$ 26,827	$ 9,098	$ 10,205	$ 462	$ 39	$ 46,631
Depreciation	$ 6,061	$ 2,693	$ 2,892	$ 421	$ 1,219	$ 13,286
Interest expense	$ 30,287	$ 7,531	$ 18,033	$ 751	$ (41,912)	$ 14,690
Income before income taxes	$ 138,595	$ 63,287	$ 17,593	$ 7,153	$ 45,870	$ 272,498
Total assets	$ 1,687,137	$ 607,599	$ 618,662	$ 45,360	$ (839,178)	$ 2,119,580
Capital expenditures	$ 4,152	$ 2,867	$ 4,794	$ 301	$ 2,001	$ 14,115

	Year Ended December 31, 2007					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 562,438	$ 157,548	$ 178,942	$ 35,392	$ 25,347	$ 959,667
Investment income	$ 260	$ 513	$ 2,927	$ 31	$ 26,763	$ 30,494
Amortization	$ 21,659	$ 9,039	$ 9,237	$ 462	$ 39	$ 40,436
Depreciation	$ 5,723	$ 2,757	$ 2,715	$ 534	$ 1,034	$ 12,763
Interest expense	$ 21,094	$ 9,977	$ 19,188	$ 719	$ (37,176)	$ 13,802
Income before income taxes	$ 159,304	$ 47,135	$ 27,989	$ 8,655	$ 68,444	$ 311,527
Total assets	$ 1,356,772	$ 570,295	$ 640,931	$ 41,233	$ (648,572)	$ 1,960,659
Capital expenditures	$ 5,816	$ 1,831	$ 2,835	$ 318	$ 19,843	$ 30,643

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
February 26, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the internal control over financial reporting of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Conner Strong Companies, Inc.- Small Business Unit; One Source Insurance, Inc.; Irving Weber Associates, Inc.; and Camford National Insurance Brokers, LLC (collectively the "2009 Excluded Acquisitions"), which were acquired during 2009 and whose financial statements constitute 2.1 % and 1.5% of net and total assets, respectively, 1.2% of revenues, and 1.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting of the 2009 Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 26, 2010 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
February 26, 2010

Management's Report on Internal Control Over Financial Reporting

The management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of the effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2009: Conner Strong Companies, Inc.- Small Business Unit; One Source Insurance, Inc.; Irving Weber Associates, Inc.; and Camford National Insurance Brokers, LLC (collectively the "2009 Excluded Acquisitions"), which were acquired during 2009 and whose financial statements constitute 2.1 % and 1.5% of net and total assets, respectively, 1.2% of revenues, and 1.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in *Internal Control — Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2009. Management's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
February 26, 2010



J. Powell Brown
Chief Executive Officer



Cory T. Walker
Chief Financial Officer

Performance Graph

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the NYSE Composite Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co, Marsh & McLennan Companies, Inc., and Willis Group Holdings, Ltd.). The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2004 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 2004, with all dividends reinvested.


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Brown & Brown, Inc.
NYSE Composite
Peer Group

	FISCAL YEAR ENDING					
COMPANY/INDEX/MARKET	12/31/2004	12/31/2005	12/31/2006	12/30/2007	12/29/2008	**12/31/2009**
Brown & Brown, Inc.	100.00	141.29	131.43	110.53	99.70	**87.09**
NYSE Market Index	100.00	109.36	131.74	143.42	87.12	**111.76**
Peer Group	100.00	109.76	110.88	115.62	107.04	**98.96**

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

NOW THIS IS THE LAW OF THE JUNGLE
AS OLD AND AS TRUE AS THE SKY;

AND THE CHEETAH THAT SHALL KEEP IT MAY PROSPER,
BUT THE CHEETAH THAT SHALL BREAK IT MUST DIE.

AS THE CREEPER THAT GIRDLES THE TREE-TRUNK
THE LAW RUNNETH FORWARD AND BACK

FOR THE STRENGTH OF THE PACK IS THE CHEETAH,
AND THE STRENGTH OF THE CHEETAH IS THE PACK.

– AN INTERPRETATION OF AN EXCERPT FROM *THE LAW OF THE JUNGLE* BY RUDYARD KIPLING




Brown
&
Brown
INSURANCE®

www.bbinsurance.com

Ten-Year Financial Summary

(in thousands, except per share data and Other Information)	2009	2008	2007
REVENUES			
Commissions and fees	**$ 964,863**	$ 965,983	$ 914,650
Investment income	**1,161**	6,079	30,494
Other income, net	**1,853**	5,492	14,523
Total revenues	**967,877**	977,554	959,667
EXPENSES			
Compensation and benefits	**484,680**	485,783	444,101
Non-cash stock-based compensation	**7,358**	7,314	5,667
Other operating expenses	**143,389**	137,352	131,371
Amortization expense	**49,857**	46,631	40,436
Depreciation expense	**13,240**	13,286	12,763
Interest expense	**14,599**	14,690	13,802
Total expenses	**713,123**	705,056	648,140
Income before income taxes and minority interest	**254,754**	272,498	311,527
Income taxes	**101,460**	106,374	120,568
Minority interest, net of tax	**–**	–	–
Net income	**$ 153,294**	$ 166,124	$ 190,959
Compensation and benefits as % of total revenue	**50.1%**	49.7%	46.3%
Operating expenses as % of total revenue	**14.8%**	14.1%	13.7%
EARNINGS PER SHARE INFORMATION			
Net income per share – diluted	**$ 1.08**	$ 1.17	$ 1.35
Weighted average number of shares outstanding – diluted	**137,507**	136,884	136,357
Dividends paid per share	**$ 0.3025**	$ 0.2850	$ 0.2500
YEAR-END FINANCIAL POSITION			
Total assets	**$ 2,224,226**	$ 2,119,580	$ 1,960,659
Long-term debt	**$ 250,209**	$ 253,616	$ 227,707
Shareholders' equity	**$ 1,369,874**	$ 1,241,741	$ 1,097,458
Total shares outstanding (excluding treasury shares)	**142,076**	141,544	140,673
OTHER INFORMATION			
Number of full-time equivalent employees	**5,206**	5,398	5,047
Revenue per average number of employees	**$ 182,549**	$ 187,181	$ 196,251
Book value per share	**$ 9.64**	$ 8.77	$ 7.80
Stock price at year end (closing price)	**$ 17.97**	$ 20.90	$ 23.50
Stock price earnings multiple	**16.64**	17.86	17.41
Return on beginning shareholders' equity	**12%**	15%	21%

NOTE: Prior years have been restated to reflect the acquisitions of Bowers, Schumann and Welch, The Flagship Group, WMH and Huffman & Associates, and Mangus Insurance & Bonding in 2000; The Huval Insurance Agency, Spencer & Associates, The Young Agency, Layne & Associates, Insurance Professionals Inc. and CompVantage, Finwall & Associates, The Connelly Insurance Group, The Benefits Group, Logan Insurance Agency, Froehlich-Paulson-Moore, McKinnon & Mooney and Raleigh, Schwarz & Powell in 2001.

Year Ended December 31,						
2006	2005	2004	2003	2002	2001	2000
$ 864,663	$ 775,543	$ 638,267	$ 545,287	$ 452,289	$ 359,697	$ 258,309
11,479	6,578	2,715	1,428	2,945	3,686	4,887
1,862	3,686	5,952	4,325	508	1,646	2,209
878,004	785,807	646,934	551,040	455,742	365,029	265,405
404,891	374,943	314,221	268,372	224,755	187,653	149,836
5,416	3,337	2,625	2,272	3,823	1,984	483
126,492	105,622	84,927	74,617	66,554	56,815	44,372
36,498	33,245	22,146	17,470	14,042	15,860	9,226
11,309	10,061	8,910	8,203	7,245	6,536	6,158
13,357	14,469	7,156	3,624	4,659	5,703	1,266
597,963	541,677	439,985	374,558	321,078	274,551	211,341
280,041	244,130	206,949	176,482	134,664	90,478	54,064
107,691	93,579	78,106	66,160	49,271	34,834	20,146
–	–	–	–	2,271	1,731	1,125
$ 172,350	$ 150,551	$ 128,843	$ 110,322	$ 83,122	$ 53,913	$ 32,793
46.1%	47.7%	48.6%	48.7%	49.3%	51.4%	56.5%
14.4%	13.4%	13.1%	13.5%	14.6%	15.6%	16.7%
$ 1.22	$ 1.08	$ 0.93	$ 0.80	$ 0.61	$ 0.43	$ 0.26
135,886	135,033	133,994	132,814	130,730	121,889	122,456
$ 0.2100	$ 0.1700	$ 0.1450	$ 0.1213	$ 0.1000	$ 0.0800	$ 0.0675
$ 1,807,952	$ 1,608,660	$ 1,249,517	$ 865,854	$ 754,349	$ 488,737	$ 324,677
$ 226,252	$ 214,179	$ 227,063	$ 41,107	$ 57,585	$ 78,195	$ 10,660
$ 929,345	$ 764,344	$ 624,325	$ 498,035	$ 391,590	$ 175,285	$ 118,372
140,016	139,383	138,318	137,122	136,356	126,388	124,328
4,733	4,540	3,960	3,517	3,384	2,921	2,143
$ 189,368	$ 184,896	$ 173,046	$ 159,699	$ 144,565	$ 144,166	$ 127,629
$ 6.64	$ 5.48	$ 4.51	$ 3.63	$ 2.87	$ 1.39	$ 0.95
$ 28.21	$ 30.54	$ 21.78	$ 16.31	$ 16.16	$ 13.65	$ 8.75
23.12	28.28	23.41	20.38	26.49	32.12	33.02
23%	24%	26%	28%	47%	46%	33%

All share and per-share information has been adjusted to give effect to the 2-for-1 common stock splits which each became effective August 23, 2000, November 21, 2001 and November 29, 2005.

Weighted average number of shares outstanding-diluted has been adjusted to give effect for the two-class method of calculating earnings per share as described in Note 1 to the Consolidated Financial Statements.

Shareholder Information

CORPORATE OFFICES
220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607
(813) 222-4100

OUTSIDE COUNSEL
Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2 and 32.1 and 32.2 to its Annual Report on Form 10-K for the fiscal year 2009 filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange a certificate from its Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2009 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

Corporate Secretary
Brown & Brown, Inc.
3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:
April 28, 2010
9:00 a.m. (EDT)
The Shores Resort
2637 South Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
email: investors@amstock.com
www.amstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING
The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of February 24, 2010, was 1,024. Closing price per share on that date was $16.95.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends per Share
	High	Low	
2009			
1st Quarter	**$ 21.50**	**$ 14.95**	**$ 0.075**
2nd Quarter	**$ 20.30**	**$ 17.57**	**$ 0.075**
3rd Quarter	**$ 20.00**	**$ 18.33**	**$ 0.075**
4th Quarter	**$ 19.81**	**$ 17.10**	**$ .0775**
2008			
1st Quarter	$ 23.72	$ 16.99	$ 0.070
2nd Quarter	$ 20.19	$ 16.63	$ 0.070
3rd Quarter	$ 27.41	$ 16.31	$ 0.070
4th Quarter	$ 22.05	$ 16.27	$ 0.075

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

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